EXHIBIT 1

C O N T E N T S

The Quarter at a Glance	2
MD&A	5
About Forward-Looking Statements	5
About Our Business	6
Quarterly Financial Information	8
Financial Results Analysis	9
Financial and Capital Management	17
Updates to Regulatory Environment	21
Assumptions and Risks Underlying Our Forward-Looking Statements	23
Our Accounting Policies	25
Controls and Procedures	26
Non-GAAP Financial Measures	26
Consolidated Financial Statements	29
Notes to Consolidated Financial Statements	33

The Quarter at a Glance

This section provides a summary of the key measures we use to assess our performance and how our results in Q1 2007 compare to our results in Q1 2006. Starting this quarter, we reorganized our business and modified our segment reporting. We report results for four principal segments: Bell Wireline and Bell Wireless (collectively referred to as Bell in this document), Bell Aliant and Telesat. This reorganization reflects the company’s simplified corporate structure following the formation of Bell Aliant and the announced dispositions by BCE of its non-core assets and also brings greater focus to Bell’s core communications business.

While performance for the quarter reflected continued progress in our Wireline business, weaker wireless subscriber acquisitions curtailed Bell’s overall revenue growth.
    During the quarter, we continued our efforts to proactively manage the pace of revenue erosion in our Wireline business through customer retention initiatives and strategic product pricing. The total number of local line losses decreased this quarter compared to last year, resulting in a lower rate of network access services (NAS) erosion. In addition, the steady financial performance of our video and Internet businesses, the continued focus on profitable contracts in our Enterprise unit, as well as ongoing productivity improvements and operating cost efficiencies, enabled us to grow our business profitably in the quarter.
    Wireless subscriber acquisitions were weak due to a combination of price increases, lower sales in our dealer channels as dealers’ compensation was reduced, fewer promotional incentives particularly in the first two months of the quarter, stricter credit policies and gaps in the handset offering. Collectively, these actions had a greater than expected impact on subscriber acquisition. However, our wireless margins improved due to higher average revenue per user (ARPU) and tight cost control improvement. During the past two quarters, we have undertaken a number of actions to improve the quality of our subscriber base through the application of stricter credit policies for new acquisitions, reposition our Solo Mobile brand to compete effectively in the discount wireless sector, and drive increased market presence through expanded distribution, innovative promotions and attractive new handsets. We believe that these actions, along with ongoing investments in wireless network quality and high-speed mobile data coverage, will enable us to capture a higher share of industry gross activations going forward.
    From a customer perspective, we made good strides in strengthening the client relationship through improvements in a number of our service metrics. We also continued to invest in our broadband and wireless networks, particularly in urban markets, to expand the reach and power of our next-generation growth services.

Operating Highlights

BELL

	Q1 2007	TOTAL
BELL CUSTOMER CONNECTIONS	NET	CONNECTIONS
(in thousands)	ACTIVATIONS	MARCH 31, 2007

NAS	(107)	8,638
High-Speed Internet	43	1,941
Wireless(1)	13	5,821
Video	4	1,824

(1) Figures presented include 100% of Virgin Mobile’s subscribers.

  Network Access Services (NAS) – NAS in service decreased by 107,000, compared with 133,000 in Q1 2006, to reach 8,638,000 lines as at March 31, 2007. The decrease in the number of total line losses year over year was due mainly to an increase in customer winbacks and higher wholesale demand for access lines in Western Canada, despite competition from cable television operators for local telephone service. As a result, the rate of annual NAS erosion improved to 4.8% in Q1 2007 from 5.0% in the previous quarter.
  High-Speed Internet – We added 43,000 net new high-speed Internet customers this quarter, compared with 37,000 net activations in Q1 2006, bringing our end of period customer base to 1,941,000 or 10.3% higher than last year. The year-over-year improvement was driven by our hardware offers, improved performance in Québec, and lower customer churn. In addition, we increased our beginning of year customer base by 18,000 subscribers to adjust for an overstatement in deactivations related to a major upgrade of our order management system. As this was a retroactive adjustment, it did not impact net activations this quarter.
  Wireless – Wireless net activations in the quarter were 13,000, down from 76,000 in Q1 2006, due primarily to lower postpaid gross activations and an increased number of deactivations. As a result of a change to our prepaid deactivation policy to bring it in line with industry practice, we removed 146,000 non-revenue generating customers from our customer base, bringing our wireless subscriber count to 5,821,000 at the end of Q1 2007.
  Video – We activated 4,000 net new video subscribers in the quarter, compared with 12,000 in Q1 2006, bringing our total subscriber base to 1,824,000 as of March 31, 2007 for a 4.9% increase over the past year. Lower net additions reflected decreased sales in our independent retail channels and higher churn which increased to 1.1% in the quarter, due primarily to price increases introduced in 2006 and Q1 2007.

In our Bell Wireline segment, consistent with our expectations, the ongoing erosion of legacy voice and data revenues, due to continued residential local line losses, strong price competition and technological substitution, outpaced the positive contribution of our wireline growth services. Although this resulted in lower revenues year over year, our legacy voice revenues declined at a slower rate compared

2 BCE INC. 2007 QUARTERLY REPORT

The Quarter at a Glance

to previous quarters. With the continuing evolution in product mix from higher-margin legacy to lower-margin growth services, Wireline operating income also decreased despite ongoing expense management and lower net benefit plans and restructuring costs compared with the previous year.
    Our Bell Wireless segment reported improved financial results in the quarter, driven largely by a significant increase in ARPU, lower acquisition costs as a result of weaker subscriber growth, and careful cost control over customer retention and handset upgrade expenses. We also continued to work on addressing a number of operating issues, including handset lineup, sales execution and breadth of distribution, in order to better position us competitively in the market going forward. We also invested a significant amount of capital in the quarter to upgrade network quality and expand our high-speed mobile data network.

BELL ALIANT

In the Bell Aliant segment, growth in revenues from Internet, data and information technology (IT) services more than offset declining revenues from traditional wireline services. This increase in revenues contributed to higher operating income year over year, despite higher cost of goods sold.

TELESAT

At Telesat, revenue growth was driven mainly by increased sales of its two-way broadband access services. The improvement in revenues was more than offset by higher operating expenses due to higher cost of equipment sales, resulting in lower operating income year over year.

Operating Revenues

In Q1 2007, total operating revenues at BCE increased to $4,385 million, up 1.0% compared with the first quarter of 2006, reflecting higher revenues at Bell, Bell Aliant and Telesat. Revenues at Bell grew 0.4% year over year to $3,579 million, driven mainly by growth in video, wireless, Internet and broadband connectivity revenues, and increased sales of ICT services to our SMB customers. These positive factors were largely offset by ongoing erosion of legacy wireline services from additional residential local line losses and continued business customer migration to IP, lower ICT sales to Enterprise customers, and softer wholesale revenues. The results for Q1 2006 also included non-recurring revenue from a contract to provide telecommunications services to the areas affected in the United States by Hurricane Katrina, which had a negative impact on revenue growth this quarter.

Operating Income and EBITDA(1)

Operating income for BCE in Q1 2007 was $917 million, up from $854 million in the same quarter in 2006. Lower restructuring costs and higher EBITDA more than offset an increase in amortization expense. EBITDA for BCE increased $42 million or 2.5%, year over year, to $1,740 million due primarily to higher EBITDA at Bell. Higher restructuring costs in the first quarter of 2006 were related to both our workforce reduction initiative and the formation of Bell Aliant.
    For similar reasons, Bell’s operating income also improved this quarter, increasing 8.7% to $711 million from $654 million in the previous year. EBITDA at Bell increased 4.0%, year over year, to $1,379 million, reflecting improved wireless margins due to lower subscriber acquisition costs and higher ARPU, lower information technology (IT) costs, and decreased net benefit plans expense. This was partly offset by the negative impact from the loss of high-margin legacy voice and data revenues, higher contact centre outsourcing costs, and increased bad debt expense. As a result of higher revenues and EBITDA, Bell’s EBITDA margin in Q1 2007 improved 1.3 percentage points, year over year, to 38.5%.

Net Earnings / Earnings per Share (EPS)

Net earnings applicable to common shares for Q1 2007 were $499 million, or $0.62 per common share, 4.6% and 19.2% higher, respectively, than net earnings of $477 million, or $0.52 per common share for Q1 2006. Excluding the impact of restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant(1), net earnings decreased by $34 million to $420 million from $454 million in Q1 2006. While EBITDA improved year over year, the earnings decrease from 2006 can be attributed mainly to higher non-controlling interest, amortization expense and income taxes. The decrease in earnings from the higher non-controlling interest is more than offset by the reduction in common shares in conjunction with the distribution of Bell Aliant trust units to holders of BCE Inc. common shares in July 2006. Consequently, on an EPS basis, net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant increased by $0.03 per common share, year over year, to $0.52, reflecting a reduction in the number of outstanding BCE Inc. common shares due to BCE Inc.’s share buyback program.

(1) EBITDA, net earnings before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Bell Aliant), and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled NON-GAAP FINANCIAL MEASURES contained in BCE Inc.’s 2007 First Quarter MD&A dated May 1, 2007.

3 BCE INC. 2007 QUARTERLY REPORT

The Quarter at a Glance

Capital Expenditures

Capital expenditures for BCE increased 24%, year over year, to $722 million. As a percentage of revenues, capital expenditures increased to 16.5% in Q1 2007 from 13.4% last year. Similarly, Bell’s capital expenditures increased 27% this quarter to $542 million. In line with the planned acceleration of capital spending earlier in the year, Bell’s capital intensity increased in the first quarter, year over year, to 15.1% from 12.0%. The majority of capital spending in the quarter was focused on key strategic priorities within the growth areas of our business, including enhancements to the quality and breadth of our wireless network and the expansion of our fibre-to-the-node footprint to deliver higher-speed broadband access.

Cash from Operating Activities and Free Cash Flow(1)

Cash from operating activities increased 2.0% this quarter to $967 million from $948 million in Q1 2006, due mainly to higher compensation payments made to executives and other key employees in Q1 2006 on the vesting of all restricted share units and a decrease in income taxes paid as a result of the formation of Bell Aliant into an income trust. This was partly offset by an increase in pension and other benefit plan payments, higher interest payments at Bell Aliant, and a decrease in proceeds from the securitization of accounts receivable.
    Our free cash flow this quarter was negative $159 million, compared to negative free cash flow of $23 million in Q1 2006. This can be attributed to a year-over-year increase in capital expenditures, offset partly by an increase in cash from operating activities as described previously. Traditionally, free cash flow is negative in the first quarter due to timing of cash payments associated with items such as income tax instalments, licence fees, public utility taxes, property tax assessments and payments under our employee compensation plans.

(1) EBITDA, net earnings before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Bell Aliant), and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled NON-GAAP FINANCIAL MEASURES contained in BCE Inc.’s 2007 First Quarter MD&A dated May 1, 2007.

4 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE  mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred to herein as Bell, and is comprised of our Bell Wireline and Bell Wireless segments. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. (Aliant) and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities on and after such date.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the first quarter of 2007 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2006 dated March 7, 2007 (BCE 2006 MD&A).

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2006 dated March 7, 2007 (BCE 2006 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q1) ended March 31, 2007 and 2006.

About Forward-Looking Statements

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
    Unless otherwise mentioned in this MD&A, the outlooks provided in the BCE 2006 MD&A remain unchanged.
    This MD&A contains forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations, cash flows and businesses. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. All such forward-looking statements are made pursuant to the ‘safe harbor’ provisions of applicable Canadian securities legislation and of the United States Private Securities Litigation Reform Act of 1995. It is important to know that:

  unless otherwise indicated, forward-looking statements in this MD&A describe our expectations at May 1, 2007 our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
  except as otherwise indicated by BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.
  we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

A number of assumptions were made by BCE in making forward-looking statements in the BCE 2006 MD&A and in this MD&A, such as certain Canadian economic assumptions, market assumptions, operational and financial assumptions, and assumptions about transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to achieve customer service improvement while significantly reducing costs. Assumptions made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and, in particular, in Assumptions and Risks Underlying our Forward-Looking Statements. Additional important assumptions and risks are also discussed under the section entitled Updates to Regulatory Environment.

5 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

About Our Business

A detailed description of our products and services and our objectives and strategy is provided in the BCE 2006 MD&A.

STRATEGIC PRIORITIES

Our strategy is to deliver consistent, reliable and high-quality integrated communication services to our customers efficiently and cost effectively. We strive to offer a differentiated customer experience through leveraging our network capabilities, products and brand. By differentiating our business from the competition and building stronger customer loyalty, we expect to drive the profitable expansion of our growth services (comprised of wireless, video, Internet, and information communications technology (ICT) services) and slow the decline of our traditional voice and data businesses.
    In order to improve customer experience in 2007, we will focus our efforts on improving the customer relationship, enhancing our networks and processes and delivering innovative products and services. During the quarter, we made progress in each of these key areas:

Customer relationship

  We reduced the rate of missed appointments as a percentage of total appointments for wireline installations and repairs by approximately 10% and 23%, respectively, over the past year.
  First Call Resolution for all our consumer services on a combined basis improved 3.6 percentage points since the beginning of the year to reach 78% in Q1 2007.
  We reduced major outages of our high-speed Internet service by 20% compared with Q4 2006.
  The time to repair residential high-speed Internet service improved by 69% this quarter compared with the same period last year.
  In line with our focus on increasing our market presence through expanding our points of distribution, we added 10 new corporate stores and 58 new retail partner locations during the quarter.

Networks and processes

  We continued with our rollout of fibre-to-the-node (FTTN) by deploying another 180 neighbourhood nodes in Q1 2007, raising the total number of nodes deployed to 3,792.
  We expanded the footprint of our Evolution, Data Optimized (EVDO) high-speed wireless data network to a number of cities and towns in Québec, Ontario, and the Maritimes, increasing coverage to approximately 60% of the Canadian population.
  During the quarter, we began the process of implementing a Rev A overlay onto our existing wireless network. Rev A is the next generation of EVDO technology that further increases peak data transmission download speed to more than 3 Mbps.

Products and services

  Bell Mobility launched Bell to Bell Calling on March 1, 2007. For a flat monthly fee, customers can make and receive unlimited local phone calls from other Bell mobile, residential or business phones without using any of their included airtime minutes. With Bell to Bell Calling, we are leveraging the size of our customer base and the reach of our wireline and wireless networks to deliver added value to customers who use both services.
  We introduced the first mobile movie service in Canada that delivers full-length, pay-per-view movies directly to video-capable mobile phones.
  Bell Mobility expanded its suite of handsets with two new devices: the Motorola Q Music Edition and the exclusive Samsung SPH-m610, which set a new design standard as the thinnest phone available in North America. The LG Chocolate phone was also introduced in April 2007.
  We launched Bell Home Monitoring, an innovative new home security service that leverages our high-speed mobile wireless and Internet services. The service, which is the first of its kind in Canada, offers customers the ability to customize and control capabilities through a secure personalized website.
  We introduced All Access Music and All Access to Go, two new download services from Sympatico/MSN Music Store. All Access Music is a subscription-based service providing customers with unlimited access to listen and share their online music library from any Internet-connected computer, while All Access to Go provides the ability to download to any compatible MP3 player.

6 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

CORPORATE DEVELOPMENTS

BCE reviewing alternatives to further enhance shareholder value

On April 17, 2007, the company announced that it is reviewing its strategic alternatives with a view to further enhancing shareholder value. BCE will be guided by its objective of maximizing value for the company’s shareholders, taking into consideration the need to continue meeting all legislative and regulatory requirements. As part of that strategic review, the company also announced it has entered into discussions with a group of leading Canadian pension funds to explore the possibility of taking the publicly-traded company private. This group is currently composed of the Canada Pension Plan Investment Board (CPPIB), the Caisse de dépôt et placement du Québec and Canada’s Public Sector Pension Investment Board (PSP Investments), who have signed a non-disclosure and standstill agreement with BCE Inc. on a non-exclusive basis. Kohlberg Kravis Roberts and Co. (KKR), a global private equity firm, also has signed the agreement and will join the Canadian-led consortium as a minority partner. BCE Inc.’s Board will also continue to explore other opportunities to deliver value to shareholders. No assurances can be provided that this continuing review of alternatives will result in any specific action being taken by BCE Inc.
    On April 20, 2007, the Board of Directors of BCE Inc. announced the establishment of a committee of independent directors to oversee the evaluation of a range of strategic alternatives.

Local telephone deregulation

On April 4, 2007, the Canadian government adopted a proposal made by the federal Cabinet on December 11, 2006 to accelerate deregulation of retail telephone prices by implementing new forbearance criteria based on either a competitive facilities-based or competition-based test and ending restrictions on customer winbacks and other promotions. The new policy framework provides us with the flexibility to bundle and package local telephony services with other non-regulated services. In addition, the Canadian Radio-television and Telecommunications Commission (CRTC) will consider each forbearance application on a priority basis and make a decision within 120 days. Accordingly, on April 11, 2007 we filed local forbearance applications in qualifying areas of the six largest communities identified by the Cabinet in Ontario and Québec – Toronto, Montréal, Ottawa-Gatineau, London, Hamilton and Québec City. In addition, Bell Aliant filed its application to become deregulated in Halifax.

Normal Course Issuer Bid

On February 9, 2007, BCE Inc. commenced its latest share buyback program to purchase for cancellation up to 40 million, or 5%, of its outstanding common shares through a normal course issuer bid (NCIB) over a twelve-month period for an estimated value in excess of $1 billion. As at March 31, 2007, the company had purchased and cancelled 7.3 million common shares for a total cost of $223 million. Since February 2006, the company has repurchased a total of 52.3 million shares for an outlay of $1,464 million under two different share repurchase programs. Pending completion of the company’s strategic alternatives review process, purchases under the NCIB have been suspended.

7 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Quarterly Financial Information

The following table shows selected consolidated financial data of BCE for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	2007		2006				2005

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenues	4,385	4,532	4,407	4,374	4,343	4,526	4,394	4,354
EBITDA	1,740	1,639	1,712	1,733	1,698	1,674	1,705	1,750
Amortization expense	(787)	(796)	(787)	(789)	(756)	(777)	(774)	(763)
Restructuring and other items	(36)	(91)	(126)	(50)	(88)	(24)	(31)	(5)

Operating income	917	752	799	894	854	873	900	982
Earnings from continuing operations	526	714	322	441	403	387	441	539
Discontinued operations	3	3	(20)	53	91	43	18	42

Net earnings	529	717	302	494	494	430	459	581
Net earnings applicable to common shares	499	699	285	476	477	413	441	563
Included in net earnings:
Net gains on investments
Continuing operations	103	410	8	–	1	–	–	33
Discontinued operations	1	2	(11)	35	80	–	–	(5)
Restructuring and other items	(25)	(66)	(71)	(27)	(58)	(16)	(21)	(3)
Costs incurred to form Bell Aliant	–	–	(28)	(14)	–	–	–	–

Net earnings per common share
Continuing operations – basic	0.62	0.83	0.38	0.47	0.42	0.39	0.46	0.56
Continuing operations – diluted	0.62	0.83	0.38	0.47	0.42	0.39	0.46	0.56
Net earnings – basic	0.62	0.84	0.36	0.53	0.52	0.44	0.48	0.61
Net earnings – diluted	0.62	0.84	0.36	0.53	0.52	0.44	0.48	0.61
Average number of common shares outstanding – basic (millions)	806.0	811.6	818.8	896.4	920.5	927.3	927.0	926.6

8 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in Q1 2007 compared with Q1 2006. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

Operating Revenues

Total operating revenues at BCE increased to $4,385 million in Q1 2007, up 1.0% compared with the first quarter of 2006, reflecting higher revenues at Bell, Bell Aliant and Telesat.
    Revenues at Bell increased 0.4% year over year to $3,579 million, driven by revenue growth of 8.1% in our Bell Wireless segment due primarily to significantly higher average revenue per user (ARPU), offset largely by a 2.2% decline in Bell Wireline segment revenues.
    The decrease in Bell Wireline segment revenues was due mainly to the continued erosion of legacy services from ongoing residential local line losses and continued business customer migration to IP, as well as to lower ICT sales to Enterprise customers and softer wholesale revenues. Strategic product pricing increases for some of our traditional services moderated the year-over-year decline in Bell Wireline revenues. In addition, the results for Q1 2006 included $14 million of revenue from a contract to provide telecommunications services to the areas affected in the United States by Hurricane Katrina. These factors were offset partly by continued growth in video revenues, higher Internet and broadband connectivity access revenues across all customer segments, and increased sales of ICT services to SMB customers driven by successful execution of our virtual chief information officer (VCIO) strategy.
    Our growth services portfolio, which grew by about 7.4% this quarter, accounted for 55% of Bell’s revenues in Q1 2007 compared with 51% one year earlier.
    See Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Income

Operating income for BCE was $917 million in Q1 2007, 7.4% higher than the first three months of 2006. Similarly, Bell’s operating income increased 8.7% to $711 million from $654 million in the same respective periods. The year-over-year increases at both BCE and Bell resulted primarily from:

  higher operating revenues
  lower total wireless subscriber acquisition costs
  lower labour costs from decreased use of consultants and contractors lower information systems/information technology (IS/IT) expenses higher restructuring and other items in Q1 2006 associated with employee departures at Bell, the relocation of employees and the closing of real estate facilities related to a reduced workforce lower net benefit plans expense due mainly to a higher return on plan assets and a reduction in other post-employment benefits (OPEB) provided to future retirees.

These factors were partly offset by:

  continued erosion of our high-margin residential network access services (NAS) wireline customer base increased outsourcing costs related to higher call volumes in our contact centres and to service level improvements higher bad debt expense due principally to stricter credit policies at Bell Mobility higher amortization expense.

Higher gross margins at Bell Aliant and transaction costs incurred in Q1 2006 for the formation of Bell Aliant also contributed to the year-over-year improvement in operating income at BCE.
    See Segmented Analysis for a discussion of operating income on a segmented basis.

9 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

EBITDA(1)

EBITDA at BCE increased 2.5% in Q1 2007 to $1,740 million from $1,698 million in Q1 2006, reflecting improved performance at Bell. This was offset partly by lower EBITDA at Bell Aliant from higher labour costs and higher expenses associated with growth in IT revenues. At Telesat, higher cost of network equipment sales and higher compensation costs also negatively affected margins. Overall, BCE’s EBITDA margin increased slightly to 39.7% this quarter from 39.1% last year.
    EBITDA at Bell increased to $1,379 million this quarter, up 4.0% compared with $1,326 million in Q1 2006. Higher EBITDA in 2007 reflected growth in contribution from our Bell Wireless segment, offset by a decrease in our Bell Wireline segment. This resulted in Bell’s EBITDA margin improving 1.3 percentage points to 38.5%. The year-over-year improvement in EBITDA margin mainly reflected lower net benefit plans costs, lower wireless subscriber acquisition costs, higher EBITDA at our SMB and Wholesale units, and a favourable adjustment related to a recent judicial decision with respect to regulatory licence fees at Bell ExpressVu. These factors more than offset the negative impact from the loss of legacy voice and data revenues across most of our wireline customer groups, higher contact centre outsourcing costs and increased bad debt expense.
    Net benefit plans cost totalled $102 million this quarter, representing a decrease of $34 million or 25% compared with $136 million in the same quarter last year. This decrease resulted primarily from lower OPEB expense due to the phase out of OPEBs for future retirees over the next 10 years and an improvement in the market value of the pension plan assets mainly as a result of favourable returns in the pension funds in 2007.
    Bell Wireless EBITDA for Q1 2007 increased by 23% to $405 million from $330 million in the previous year, driven primarily by revenue growth of 8.1%, lower subscriber acquisition costs stemming largely from a reduced number of gross activations, and cost control over customer retention and handset upgrades. These factors contributed to a wireless EBITDA margin at Bell of 42.5% for the quarter, representing a 5.0 percentage point improvement over Q1 2006. The year-over-year EBITDA margin improvement was partly offset by higher call centre outsourcing costs, higher bad debt expense as a result of tighter credit policies, and increased advertising expenses. Wireless EBITDA margin as a percentage of network revenues increased 4.0 percentage points, year over year, to 45.7%.
    Video EBITDA increased 34% this quarter to $55 million from $41 million in Q1 2006, reflecting revenue growth of 13.4% and a favourable $9 million regulatory adjustment related to a recent judicial decision with respect to licence fees at Bell ExpressVu. Higher call centre costs incurred to improve service levels, higher bad debts, as well as increased advertising and sales costs partly offset the year-over-year improvement in video EBITDA.

Amortization Expense

Amortization expense of $787 million in Q1 2007 represents an increase of $31 million or 4.1%, compared to $756 million in Q1 2006. This was a result of an increase in our capital asset base from higher investment in the growth areas of the business, as well as capital spending that continues to be higher than asset retirements.

Restructuring and Other Items

We recorded restructuring charges and other items of $36 million in Q1 2007. These included:

  charges of $35 million related to workforce restructuring initiatives for the involuntary departure of approximately 160 employees and the departure of approximately 250 employees under the voluntary early retirement plan charges of $6 million for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce.

These charges were partly offset by a reversal of an overaccrual of costs associated with the formation of Bell Aliant, as actual costs were less than expected.

Other Income (Expense)

Other income of $132 million in Q1 2007 represented an increase of $141 million compared to other expense of $9 million in Q1 2006. This increase resulted mainly from a $92 million dilution gain because of an issuance of units by Bell Aliant in which we did not participate in conjunction with its privatization of the Bell Nordiq Income Fund and a loss of $13 million that was realized in Q1 2006 on the exercise of a swaption issued by Bell Aliant.

Interest Expense

Interest expense of $215 million in Q1 2007 decreased $17 million or 7.3% compared to $232 million in Q1 2006 as a result of lower average interest expense from the refinancing of debt at lower rates.

(1) EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. See NON-GAAP FINANCIAL MEASURES – EBITDA in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.

10 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Income Taxes

Income taxes of $213 million increased $44 million or 26% compared to $169 million in Q1 2006, due mainly to higher pre-tax earnings and favourable audit settlements in Q1 2006 partly offset by the non-taxable dilution gain from the issuance of units by Bell Aliant in conjunction with the privatization of the Bell Nordiq Income Fund and the impact of the non-taxable portion of Bell Aliant’s income.

Non-Controlling Interest

Non-controlling interest of $95 million in Q1 2007 increased by $54 million compared to $41 million in Q1 2006. This was mainly due to our decreased ownership interest upon the formation of Bell Aliant in Q3 2006 and higher net earnings at Bell Aliant.

Discontinued Operations

The net gain from discontinued operations of $91 million in Q1 2006 relates mainly to our gain on disposition of shares of CGI Group Inc. (CGI) of $79 million.

Dividends on preferred shares

Dividends on preferred shares of $30 million in Q1 2007 increased by $13 million or 77% compared to $17 million in Q1 2006. This increase resulted from the new series of preferred shares created further to a plan of arrangement of Bell whereby all of the issued and outstanding series of preferred shares of Bell, the dividends on which were previously classified as non-controlling interest at BCE, were exchanged for a corresponding series of First Preferred Shares of BCE Inc. This plan of arrangement became effective on January 31, 2007.

Net Earnings and Earnings per Share (EPS)

Net earnings applicable to common shares for Q1 2007 were $499 million, or $0.62 per common share, which represents an increase of 4.6% compared with net earnings of $477 million, or $0.52 per common share for the same period last year. Included in net earnings in Q1 2007 was a net charge of $25 million for restructuring and other items and net gains on investments of $104 million. Net gains on investments included a $92 million dilution gain as a result of the issuance of Bell Aliant units in conjunction with the privatization of the Bell Nordiq Income Fund. In the first quarter of 2006, net earnings included a net charge of $58 million for restructuring and other items and net gains on investments of $81 million. Excluding the impact of these items, net earnings of $420 million in the quarter decreased by $34 million from net earnings of $454 million in Q1 2006.
    While EBITDA improved year-over-year, the decrease of $34 million can be attributed to higher non-controlling interest, amortization expense and income taxes due mainly to higher pre-tax earnings and favourable audit settlements in Q1 2006. The decrease in earnings from the higher non-controlling interest is more than offset by the reduction in common shares in conjunction with the distribution of Bell Aliant trust units to holders of BCE Inc. common shares in July 2006. Consequently, on an EPS basis, net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant(1) increased by $0.03 per common share, year-over-year, to $0.52, reflecting a reduction in the number of outstanding BCE Inc. common shares due to BCE  Inc.’s share buyback program.

SEGMENTED ANALYSIS

In the first quarter of 2007, our management structure changed and our results of operations now are reported in four segments: Bell Wireline, Bell Wireless, Bell Aliant and Telesat. We have restated prior periods to reflect these new segments. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
    The Bell Wireline segment provides local telephone, long distance, data (including Internet access), video and other services to Bell’s residential, small and medium-sized businesses and large enterprise customers primarily in the urban areas of Ontario and Québec. Video services are provided nationwide. Also included in this segment is our Wholesale business which provides local telephone, long distance, wireless, data and other services to resellers and other carriers.
    The Bell Wireless segment provides wireless services and products to Bell’s residential, small and medium-sized businesses and large enterprise customers.
    The Bell Aliant segment provides local telephone, long distance, data, wireless services and products, and other information technology and communication services to residential and business customers in the Atlantic provinces, and in rural Ontario and Québec.

(1) Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant is a non-GAAP financial measure. See NON-GAAP FINANCIAL MEASURES – Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.

11 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Telesat provides satellite communications and systems management and is a consultant in establishing, operating and upgrading satellite systems worldwide.

OPERATING REVENUES	Q1 2007	Q1 2006	% CHANGE

Bell Wireline	2,638	2,696	(2.2%)
Bell Wireless	952	881	8.1%
Inter-segment eliminations	(11)	(13)	15.4%

Bell	3,579	3,564	0.4%
Bell Aliant	851	823	3.4%
Telesat	122	118	3.4%
Inter-segment eliminations	(167)	(162)	(3.1%)

Total operating revenues	4,385	4,343	1.0%

OPERATING INCOME	Q1 2007	Q1 2006	% CHANGE

Bell Wireline	416	436	(4.6%)
Bell Wireless	295	218	35.3%

Bell	711	654	8.7%
Bell Aliant	177	169	4.7%
Telesat	38	39	(2.6%)
Inter-segment eliminations	(9)	(8)	(12.5%)

Total operating income	917	854	7.4%

Bell Wireline Segment

BELL WIRELINE	Q1 2007	Q1 2006	% CHANGE

Local and access	910	961	(5.3%)
Long distance	310	341	(9.1%)
Data	893	887	0.7%
Video	314	277	13.4%
Equipment sales and other	170	186	(8.6%)

Total external revenues	2,597	2,652	(2.1%)
Inter-segment revenues	41	44	(6.8%)

Total Bell Wireline revenue	2,638	2,696	(2.2%)

Bell Wireline revenues totalled $2,638 million in Q1 2007, down 2.2% from $2,696 million in Q1 2006. The positive contribution to our top-line results from revenue increases of $37 million in video and $6 million in data were more than offset by decreases in local and access services, long distance and equipment sales and other revenues of $51 million, $31 million and $16 million, respectively. A $3 million year-over-year decrease in intersegment revenues accounted for the remaining difference.

Local and access

Local and access revenues decreased by 5.3% this quarter to $910 million compared with $961 million in Q1 2006. The year-over-year decline was due mainly to continued residential NAS erosion and the related loss of optional enhanced features revenue. Although local and access revenues declined year-over-year, they did so at a slower rate compared to previous quarters due largely to the positive impact of rate increases applied in September 2006 on Centrex lines for business and wholesale customers, strategic product pricing in our SMB unit, as well as other residential marketing initiatives.
    Total NAS in service declined by 107,000 in Q1 2007, compared with 133,000 in Q1 2006, to reach 8,638,000 lines as at March 31, 2007. The year-over-year improvement in the total number of local access lines lost can be attributed primarily to an increase in residential customer winbacks, higher wholesale demand for local access lines in Western Canada, and moderating NAS losses in our SMB unit, despite ongoing aggressive competition from major cable television operators for local telephone service, continuing losses to competitive local exchange carriers (CLECs), and wireline to wireless substitution. The rate of NAS erosion improved this quarter to 4.8% from 5.0% in Q4 2006, mainly reflecting an increase in total business NAS. Although the rate of residential NAS erosion increased in the quarter to 9.6% from 9.4% in Q4 2006, this result reflected a decrease in the number of residential lines losses, year-over-year, which is consistent with our objective to stabilize line losses in 2007. At the end of Q1 2007, we had 5,030,000 residential lines and 3,608,000 business lines, compared with 5,562,000 and 3,513,000, respectively, at the end of Q1 2006.

12 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Long distance

Long distance revenues were $310 million in Q1 2007, reflecting a year-over-year decrease of 9.1% compared with Q1 2006. Although long distance revenues continued to be negatively affected by ongoing NAS erosion, technological substitution to wireless and Internet, competitive pricing pressures particularly in our enterprise and wholesale markets, lower rates on cross-border exchange traffic, and a reduction in switched minute volumes in our wholesale unit, the percentage decrease is the lowest since the second quarter of 2004. The combined impacts of an increase in the network charge for residential and SMB customers implemented in the second quarter of 2006, higher overseas and calling card per-minute rates, and price increases applied in January 2007 on the majority of our residential long distance plans contributed to the decrease in the rate of decline. Consistent with NAS erosion and industry-wide trends, total minute volumes decreased 0.9% in Q1 2007 to 3,240 million conversation minutes from 3,268 million in Q1 2006, reflecting declines in both domestic and overseas minute volumes. As a result, ARPM decreased by $0.006 during the quarter to $0.09, despite the rate increases.

Data

Data revenues increased 0.7% in the quarter to $893 million, up slightly from $887 million in Q1 2006. The factors that contributed to data revenue growth this quarter included:

  higher Internet revenues stemming from both an increase in the total number of access service connections and higher revenues from portal and other value-added services the success of Sympatico’s hardware purchase program (PC Fusion)
  the revenue contribution from companies acquired over the past year higher IP/broadband connectivity services revenue in our Enterprise and SMB units higher sales of VAS/VCIO solutions to SMB customers.

However, these factors were mostly offset by lower revenues from legacy products and services as well as by decreased sales of ICT solutions to Enterprise customers. This decrease in ICT sales to Enterprise customers this quarter can be explained by our operational focus on completing the internal reorganization and integration of our various ICT-related assets which we expect will help to improve future sales, and by reduced overall market demand particularly within the public and financial services sectors. Although legacy data revenues continued to decline mainly as a result of Enterprise customer migration to IP, the ongoing rationalization of circuit networks by wholesale customers and competitive pricing pressures, the rate of decrease slowed due to stabilization in the number of IP customer migrations.
    The number of high-speed Internet subscribers increased by 43,000 this quarter, compared with 37,000 in Q1 2006, bringing the total subscriber count as at March 31, 2007 to 1,941,000. In addition, we increased our beginning of year customer base by 18,000 subscribers to adjust for an overstatement in deactivations related to a major upgrade of our order management system. As this was a retroactive adjustment, it did not impact net activations this quarter. The increase in net activations year-over-year can be attributed mainly to the positive impact of certain hardware offers, including our PC Fusion and LCD Monitor programs, lower residential customer churn and improved performance in our Québec market related directly to the results of a targeted marketing campaign offering special promotional rates on our Basic and High-Speed Edition services for a limited time period. This was partly offset by a decrease in demand for access service connections from SMB and wholesale customers and the impact of ongoing price discounting on multi-product bundle offers from the major cable operators in our markets. To address the increasingly competitive pricing conditions in Ontario and stimulate sales, we launched a promotion late in the first quarter featuring a monthly loyalty discount and three months of free access for new High-Speed Edition customers subscribing to a multi-year contract.

Video

Video revenues grew 13.4% in Q1 2007 to $314 million from $277 million in the same quarter last year. The improvement was driven mainly by higher ARPU, reflecting the impact of price increases implemented over the past year, continued up-selling of customers to enhanced programming packages, further growth of set-top box (STB) rentals and higher pay-per-view take rates. Subscriber growth also contributed to the year-over-year increase in first-quarter video revenues.
    Our video subscriber base has increased by 4.9% since the end of Q1 2006 to reach 1,824,000 as at March 31, 2007. We added 4,000 net new video subscribers this quarter, compared with 12,000 net additions in Q1 2006. The year-over-year decrease in net additions can be attributed primarily to lower sales in our independent retail channels and higher churn. Despite weak retail channel performance during Q1 2007, we experienced higher sales in our direct channels due to the continuing success of our ‘All-in-One’ plans, which combine programming, equipment, installation and warranty into simple packages.
    Our video churn rate increased slightly to 1.1% from 0.9% in Q1 2006, mainly as a result of price increases introduced in 2006 and more recently in Q1 2007, and the impact of more customers coming off contracts.
    Video ARPU increased to $57 per month in Q1 2007 from $53 per month in Q1 2006. The $4 improvement resulted primarily from customers upgrading to higher-priced programming packages, higher rental fee revenue from increased customer penetration of our STB rental option, higher pay-per-view revenues, and price increases implemented over the past year. In the first quarter of 2007, we implemented a $4 monthly rate increase on our standard digital programming package for the majority of our customers. The year-over-year improvement in ARPU was partly offset by increased customer retention discounts.

13 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Equipment sales and other

Equipment sales and other revenues decreased 8.6% to $170 million this quarter from $186 million in Q1 2006. The year-over-year decline reflected reduced sales and maintenance of legacy voice equipment to our Enterprise and SMB customers and a one-time contribution to revenues in Q1 2006 from a network infrastructure installations contract to help restore telecommunications service to the areas in the United States affected by Hurricane Katrina. Increased STB sales at Bell ExpressVu partly offset the decrease.

Bell Wireline Operating Income

Our Bell Wireline segment reported operating income of $416 million, down 4.6% or $20 million from the previous year. The year-over-year decrease was due primarily to ongoing erosion of our residential NAS customer base, the continuing loss of higher-margin legacy voice and data business to competition and to IP substitution within our Enterprise and Wholesale units, higher product cost of sales consistent with increased video and high-speed subscriber acquisition, higher contact centre costs related to service improvements, and higher amortization expense. Lower labour costs from a reduced workforce and decreased use of contractors and consultants, lower cost of goods sold from lower domestic and international long distance traffic, careful control of general and administrative costs, lower net benefit plans and restructuring costs, as well as ongoing productivity improvements partly offset the decrease in first quarter operating income.

Bell Wireless Segment

BELL WIRELESS	Q1 2007	Q1 2006	% CHANGE

Network	887	793	11.9%
Equipment	56	77	(27.3%)

Total external revenues	943	870	8.4%
Inter-segment revenues	9	11	(18.2%)

Total Bell Wireless revenue	952	881	8.1%

Bell Wireless operating revenues increased 8.1% to $952 million in Q1 2007 from $881 million in the same three-month period in 2006, due primarily to higher network revenues offset partly by lower equipment revenues. Wireless network revenues grew 11.9% this quarter, reflecting the combined impact of higher ARPU and a higher average number of customers in our subscriber base. The 27.3% year-over-year decrease in low-margin equipment revenues can be attributed to reduced handset sales at Bell Mobility brought about by weaker subscriber acquisition, promotional discounts and fewer handset upgrades by existing customers.
    Postpaid ARPU increased $3 year-over-year to reach $64 per month in Q1 2007. The significant improvement was driven by strong growth in data usage and price increases for a number of services and features over the past year, which included a $2 increase in our monthly system access fee for Bell Mobility’s postpaid customers. Higher data usage was related principally to continued growth in text and multimedia messaging, increased penetration of Personal Digital Assistant (PDA) devices such as the Blackberry, mobile computing, Internet browser activities, pay-per-use downloads such as ringtones, music, games and videos, as well as the continued popularity of our ‘Fuel Me’ data bundles. Offsetting these positive impacts on postpaid ARPU for Q1 2007 were lower basic access fee revenues stemming from the number of new customers subscribing to our ‘Uber’ rate plans, which include overtime minutes and a number of other features as part of the monthly plan cost, and lower voice usage as a result of increased data substitution.
    Prepaid ARPU increased $2 year-over-year to $15 per month, reflecting higher minutes of usage from Bell Mobility customers, greater overall data usage and the introduction of a $3.95 system access fee in October 2006 for all new prepaid activations.
    As a result of higher postpaid and prepaid ARPU, blended ARPU increased by $4 in Q1 2007 to $52 per month, compared with $48 in the same quarter last year.
    Gross wireless activations were 296,000 in Q1 2007, down 13.5% from a record first-quarter performance of 342,000 in 2006, due to lower postpaid gross activations.
    Postpaid rate plans accounted for 56% or 167,000 of the total gross wireless activations in the quarter, representing a 22% decline over the 213,000 achieved in Q1 2006. This result reflected reduced retail traffic in our sales channels, a greater level of promotional activity and new handset introductions by our competitors particularly in the first two months of the quarter, as well as the continuation of stricter credit policies for new subscriber acquisitions. The relatively fewer number of wireless subscribers switching service providers ahead of wireless number portability on March 14, 2007 also affected new subscriber growth for most of the quarter. These negative factors were partly offset by the introduction of our new Bell to Bell Calling plans on March 1, 2007, which generated increased traffic to our retail stores towards the end of the first quarter. Prepaid and wholesale gross activations, which comprised the remaining 44% or 129,000 gross activations in Q1 2007, were unchanged year-over-year.
    During the past two quarters, we have undertaken a number of actions to improve the quality of our subscriber base through the application of stricter credit policies for new acquisitions, reposition our Solo Mobile brand to compete effectively in the discount wireless sector, and drive increased market presence through expanded distribution, innovative promotions and attractive new handsets. We believe that these actions, along with ongoing investments in wireless network quality and high-speed mobile data coverage, will enable us to capture a higher share of industry gross activations going forward.

14 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

     Our blended churn rate in the first quarter remained stable, year-over-year, at 1.6%. Postpaid churn decreased to 1.2% this quarter from 1.3% in Q1 2006, despite competitive market pressures, tighter policies on the granting of customer discounts and hardware upgrades, and voluntary deactivations related to the industry-wide implementation of wireless number portability. As a result of the loss of a public sector wireless contract during the quarter, we expect to experience higher postpaid churn through the balance of the year as the individual service agreements under this contract expire. Prepaid churn in the first quarter was higher year-over-year, increasing to 2.9% from 2.5%, due mainly to the deactivation of a higher number of inactive Bell Mobility customer accounts resulting from a change to our prepaid deactivation policy. In order to better align our prepaid deactivation policy with the rest of the Canadian wireless industry, effective January 1, 2007, we now deactivate Bell Mobility prepaid customers with inactive accounts of 120 days or more. This represents a change from our previous policy of deactivating inactive prepaid customer accounts only after 240 days. As a result of the change in policy, we removed 146,000 non-revenue generating customers from our prepaid subscriber base at the beginning of the year. As this was a retroactive adjustment, it was not reflected in our prepaid churn rate for Q1 2007 nor did it impact revenues or EBITDA in the quarter.
    As a result of lower postpaid gross activations and 17,000 more customer deactivations, our total wireless net activations decreased to 13,000 in Q1 2007 from 76,000 in Q1 2006. For the quarter, 77% or 10,000 of the total net activations subscribed to postpaid rate plans, compared with 49% in Q1 2006. At the end of the first quarter of 2007, we had 5,821,000 wireless subscribers, representing a 5.5% increase over the past year. Postpaid rate plans represented 73% of our total subscriber base at the end of Q1 2007, compared with 72% at the end of Q1 2006.

Bell Wireless Operating Income

Our Bell Wireless segment reported operating income of $295 million in Q1 2007, representing an increase of 35%, or $77 million, over the same quarter in the previous year. The improvement was due primarily to higher overall revenues, a decrease in subscriber acquisition costs and lower customer retention and handset upgrade costs. Higher costs associated with improving the quality of customer service, increased bad debt expense from a tightening of our provision policy and collection agency fees, and higher advertising costs moderated the increase in Bell Wireless operating income this quarter.
    Wireless cost of acquisition (COA) increased 7.4% to $420 per gross activation in Q1 2007 from $391 per gross activation in Q1 2006. Higher COA per gross activation was due primarily to a lower number of total gross activations year-over-year, increased marketing expenses associated with our Frank & Gordon advertising campaign, and increased inventory write-offs. These impacts were partly offset by lower sales commissions. Handset subsidies remained relatively unchanged year-over-year as promotional retail pricing was offset by lower costs as a result of volume rebates and rate reductions received from our handset manufacturers.

Bell Aliant Segment

BELL ALIANT	Q1 2007	Q1 2006	% CHANGE

Local and access	354	354	0.0%
Long distance	107	118	(9.3%)
Data	132	113	16.8%
Wireless	12	12	0.0%
Equipment & other	152	138	10.1%

Total external revenues	757	735	3.0%
Inter-segment revenues	94	88	6.8%

Total Bell Aliant revenue	851	823	3.4%

Bell Aliant segment revenues were $851 million this quarter, reflecting an increase of $28 million or 3.4% compared with Q1 2006 as growth in data (including Internet) and IT services more than offset declining revenues from its long distance business.
    Local and access revenues remained unchanged on a year-over-year basis in the quarter at $354 million, due to the impact of price increases on business lines in certain areas of Bell Aliant’s territory. This result was achieved despite a 2.3% decline in the overall NAS customer base, reflecting competitive losses, the reduction of second lines as dial-up Internet customers migrate to high-speed and the reduction in primary lines as customers adopt wireless and VoIP technologies. At the end of Q1 2007, Bell Aliant had 3,287,000 NAS in service, compared with 3,364,000 one year earlier.
    Long distance revenues decreased 9.3% this quarter to $107 million from $118 million in Q1 2006. This resulted mainly from a 7.7% decline in long distance minutes due to competitive pressures and technology substitution to wireless calling and IP-based services. Continued focus on customer retention, the implementation of selective price increases, and strong customer acquisition programs helped to mitigate the decline. Overall ARPM remained flat year-over-year as the decline in minutes was offset by the impact of price increases.
    Wireless revenues, representing Bell Nordiq customers, were unchanged year-over-year at $12 million. This was due mainly to a higher average number of subscribers in the customer base, offset by lower ARPU resulting from the temporary impact of limited-time promotional rates. As at March 31, 2007, Bell Aliant had approximately 86,000 wireless customers, representing a 23% increase since the end of Q1 2006. Postpaid rate plans represented 86% of the Bell Aliant subscriber base at the end of Q1 2007, compared with 90% at the end of Q1 2006.

15 BCE INC. 2007 QUARTERLY REPORTT

Management’s Discussion and Analysis

    Data revenues, including Internet, increased in the quarter by 16.8% to $132 million, compared with $113 million in the same quarter last year. The improvement was due largely to a significant increase in Internet revenues attributable to year-over-year high-speed subscriber growth of 21.7% and higher ARPU as a result of increased penetration of Bell Aliant’s Ultra High-Speed service and value-added services. At the end of Q1 2007, Bell Aliant had 621,000 high-speed Internet subscribers, compared with 510,000 one year earlier.
    Equipment Sales and Other revenues in Q1 2007 grew 10.1% to $152 million, compared with $138 million in the same quarter last year. The year-over-year improvement can be attributed mainly to growth in IT service revenues from new contracts for systems integration, application services and managed outsourcing, as well as from expansion of existing contracts in key segments of the enterprise market. Higher fulfillment revenues from continuing to maximize our relationships with key partners and increased sales with government agencies also contributed to the increase. IT services and fulfillment revenue is earned primarily by Bell Aliant’s xwave division through systems integration, software engineering, business consulting and infrastructure services, such as data centre, help desk, security and technical support services.

Bell Aliant Operating Income

Operating income at Bell Aliant this quarter increased 4.7% to $177 million from $169 million in Q1 2006. Increased revenues and lower amortization expense were offset by higher expenses associated with growth in IT revenues and higher labour costs due in part to increased use of contact centre outsourcing and wage increases.

Telesat Segment

Telesat’s revenues in the first quarter of 2007 increased 3.4% to $122 million from $118 million in the same quarter last year, driven by increased sales of its two-way broadband service using the Ka-band of the Anik F2 satellite and higher business networks revenue due to steady growth of its TeliproTM service. TeliproTM is an IP-based network satellite solution delivering bi-directional broadband connectivity throughout North America. This was partially offset by lower revenues in South America and at Telesat’s SpaceConnections subsidiary.
    Telesat also signed several new multi-year consulting services contracts this quarter. Telesat was selected by Pakistan’s national space agency to consult on the procurement and launch of their next satellite and by the Vietnam Post and Telecommunications Groups to consult on the technical design and training for the first satellite procured by Vietnam.
    In addition, subsequent to the end of the first quarter, Telesat successfully launched the Anik F3 satellite on April 9, 2007. Anik F3 will provide valuable broadcasting and telecommunications capacity and business communications throughout North America and also carry a Ka-band payload to supplement services now being carried on the Anik F2 satellite. Telesat will take ownership of Anik F3 after the satellite has successfully completed comprehensive in-orbit testing in the second quarter of 2007.

Telesat Operating Income

Telesat’s operating income decreased slightly this quarter to $38 million from $39 million in Q1 2006, reflecting increased operating expenses as a result of higher cost of network equipment sales and higher compensation costs. The year-over-year decrease in operating income was moderated by lower amortization expense related to the Anik F1 satellite.

16 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

CAPITAL STRUCTURE

Our capital structure shows how much of our net assets are financed by debt and equity.

	Q1 2007	Q4 2006

Debt due within one year	1,639	986
Long-term debt	11,327	11,781
Less: Cash and cash equivalents	(106)	(569)

Total net debt	12,860	12,198
Non-controlling interest	1,167	2,180
Total shareholders’ equity	14,747	13,367

Total capitalization	28,774	27,745

Net debt to capitalization	44.7%	44.0%

Outstanding share data (in millions)
Common shares	800.9	807.6
Stock options	23.0	24.2

Our net debt to capitalization ratio was 44.7% at the end of Q1 2007, compared to 44.0% at the end of 2006. This was a result of an increase in net debt and a decrease in non-controlling interest, partly offset by an increase in total shareholders’ equity.
    Net debt increased $662 million to $12,860 million in the first three months of 2007 mainly due to:

  BCE Inc.’s repurchase and cancellation of 7.3 million of its outstanding common shares for $223 million negative free cash flow of $159 million
  business acquisitions of $147 million mainly due to the privatization of the Bell Nordiq Income Fund by Bell Aliant the repurchase of $71 million of equity securities from non-controlling interest due to Bell Aliant’s NCIB program which began on February 28, 2007.

Non-controlling interest decreased by $1,013 million in the first three months of 2007 due mainly to the exchange of Bell’s issued and outstanding series of preferred shares of $1,100 million, which was previously classified as non-controlling interest at BCE, for corresponding series of First Preferred Shares of BCE Inc. A further decrease was realized on the repurchase of $71 million of equity securities from non-controlling interest due to Bell Aliant’s NCIB program which began on February 28, 2007. These items were partly offset by our decreased ownership in Bell Aliant as a result of the issuance of Bell Aliant units in conjunction with the privatization of the Bell Nordiq Income Fund.
     Total shareholders’ equity increased $1,380 million to $14,747 million in the first three months of 2007. This was mainly due to the exchange of Bell’s issued and outstanding series of preferred shares of $1,100 million for corresponding series of First Preferred Shares of BCE Inc., $275 million unrealized gain recorded in accumulated other comprehensive income for our available-for-sale financial assets and an increase in net earnings of $203 million in excess of dividends declared. This was partly offset by the repurchase of 7.4 million of BCE Inc.’s outstanding common shares for cancellation through an NCIB for $227 million.

17 BCE INC. 2007 QUARTERLY REPORTT

Management’s Discussion and Analysis

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q1 2007	Q1 2006

Cash flows from operating activities	967	948
Capital expenditures	(722)	(581)
Other investing activities	2	(3)
Cash dividends paid on common shares	(270)	(305)
Cash dividends paid on preferred shares	(23)	(21)
Cash dividends paid by subsidiaries to non-controlling interest	(113)	(61)

Free cash flow	(159)	(23)
Business acquisitions	(147)	(27)
Bell Aliant	(4)	(22)
Increase in investments	(13)	(14)
Decrease in investments	7	51
Issue of common shares	14	1
Repurchase of common shares	(223)	(525)
Net issuance (repayment) of debt instruments	165	(364)
Financing activities of subsidiaries with third parties	(74)	3
Other financing activities	(41)	(14)
Cash provided by discontinued operations	5	1,367

Net (decrease) increase in cash and cash equivalents	(470)	433

Cash from Operating Activities

Cash from operating activities was $967 million in Q1 2007, an increase of $19 million or 2.0% compared to $948 million in Q1 2006 due mainly to:

  compensation payments of $67 million made to executives and other key employees in Q1 2006 further to the vesting of all restricted share units (RSUs) and a decrease in income taxes paid as a result of the formation of the Bell Aliant income trust.

This was partly offset by:

  an increase of $76 million in pension payments as a result of contributions made to the Bell Canada pension plan in Q1 2007 an increase of approximately $50 million in interest paid in Q1 2007 as a result of timing of interest payments at Bell Aliant a decrease of approximately $20 million in receipts from the securitization of accounts receivable.

Free Cash Flow(1)

Free cash flow this quarter was negative $159 million, compared to negative free cash flow of $23 million in Q1 2006. This was mainly due to:

  an increase of $141 million in capital expenditures
  an increase of $76 million in pension payments as a result of contributions made to the Bell Canada pension plan in Q1 2007 an increase of approximately $50 million in interest paid in Q1 2007 as a result of timing of interest payments at Bell Aliant a decrease of approximately $20 million in receipts from the securitization of accounts receivable.

This was partly offset by compensation payments of $67 million made to executives and other key employees in Q1 2006 further to the vesting of all RSUs granted for a two-year performance period ending at the end of 2005 and a decrease in income taxes paid as a result of the formation of the Bell Aliant income trust.

Capital Expenditures

During the quarter, we continued to make investments to expand and update our networks, enhance broadband access and capabilities and meet customer demand for new services. Capital expenditures for BCE were $722 million in Q1 2007, up 24% compared to Q1 2006 capital expenditures of $581 million. Similarly, Bell’s capital expenditures increased 27% this quarter to $542 million. The difference in capital expenditures between BCE and Bell was due to spending on satellite builds at Telesat and continued investment in the traditional wireline infrastructure and broadband access at Bell Aliant. As a percentage of revenues, capital expenditures for BCE increased to 16.5%

(1) Free cash flow is a non-GAAP financial measure. See NON-GAAP FINANCIAL MEASURES – Free cash flow in this MD&A for more details including a reconciliation to the most comparable GAAP financial measure.

18 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

in Q1 2007 from 13.4% in the first three months of last year. Consistent with the planned acceleration of capital spending earlier in the year, Bell’s capital intensity increased year-over-year to 15.1% from 12.0%. The majority of capital spending in the quarter was focused on key strategic priorities within the growth areas of our business. Higher spending in the quarter reflected:

  increased investment to enhance the quality and breadth of our wireless network and to further deploy our EVDO wireless high-speed data network expansion of our FTTN footprint to deliver higher-speed broadband access upgrades to our billing and order management systems
  higher expenditures related to IT infrastructure and systems to support our cost reduction initiatives and productivity initiatives increased spending to support customer contracts in our Enterprise unit.

Cash Dividends Paid on Common Shares

In the first quarter of 2007, we paid a dividend of $0.33 per common share which was equal to the dividend paid in Q1 2006. The decrease in total cash dividend paid of $35 million in Q1 2007 is a direct result of a decrease in the number of BCE Inc. common shares issued and outstanding as at the dividend declaration date as a result of BCE Inc.’s NCIB announced on February 1, 2006 and the reduction in the number of outstanding BCE Inc. common shares made in conjunction with a distribution of Bell Aliant trust units, by way of return of capital, to holders of BCE Inc. common shares.

Cash Dividends Paid by Subsidiaries to Non-Controlling Interest

Dividends paid by subsidiaries to non-controlling interest of $113 million in Q1 2007 increased by $52 million or by 85% compared to $61 million for Q1 2006 mainly due to Bell Aliant’s cash distributions to its unitholders starting in the second half of 2006 as a result of the formation of the trust.

Business Acquisitions

We invested $147 million in business acquisitions in Q1 2007 mainly due to the privatization of the Bell Nordiq Income Fund by Bell Aliant. We invested $27 million in various business acquisitions in Q1 2006.

Bell Aliant

Cash used for the payment of costs for the formation of Bell Aliant was $4 million in Q1 2007 and $22 million in Q1 2006.

Decrease in Investments

Cash flows provided by investments in Q1 2007 of $7 million decreased $44 million or 86% from $51 million in Q1 2006 mainly due to the sale of short-term investments of $51 million at Telesat in Q1 2006.

Repurchase of Common Shares

In Q1 2007, BCE Inc. repurchased 7.4 million of its outstanding common shares and cancelled 7.3 million of those shares for a total cash outlay of $223 million under its new NCIB program which began in February 2007. In Q1 2006, BCE Inc. repurchased 21.1 million of its outstanding common shares and cancelled 18.9 million of those shares for a total cash outlay of $525 million under the 2006 NCIB program. Pending completion of the company’s strategic alternatives review, purchases under the NCIB have been suspended.

Debt Instruments

We issued $165 million of debt, net of repayments, in Q1 2007. The increase in debt instruments consisted mainly of Bell Aliant’s net issuances of $900 million of medium term notes. In addition, there were increased borrowings in notes payable and bank advances of $315 million, mainly at Bell. This was partly offset by repayments of $722 million on credit facilities at Bell Aliant and repayments of $275 million of debentures at Bell.
    In Q1 2006, we repaid $364 million of debt. The repayments included $200 million in debentures at Bell, $50 million repayment of debt at Bell Aliant, a $67 million repayment of notes payable and bank advances, mainly at Bell, and other repayments that included capital leases.

Financing Activities of Subsidiaries with Third Parties

Financing activities of subsidiaries with third parties of $74 million in Q1 2007 related mainly to Bell Aliant’s NCIB program under which Bell Aliant repurchased 2.4 million units for a total cash outlay of $71 million.

19 BCE INC. 2007 QUARTERLY REPORTT

Management’s Discussion and Analysis

Cash Relating to Discontinued Operations

Cash provided by discontinued operations was $1,367 million in 2006. This consisted mainly of:

  $849 million net proceeds from the sale of CGI offset by the deconsolidation of CGI’s cash on hand of $81 million
  CTVglobemedia’s return of capital of $607 million as part of the recapitalization of CTVglobemedia.

CREDIT RATINGS

On April 17, 2007, following the announcement of BCE Inc.’s intention to review strategic alternatives with a view to further enhance shareholder value, BCE Inc.’s and Bell Canada’s ratings were unchanged from December 31, 2006 but all agencies placed BCE Inc. and Bell Canada on credit watch, except for Fitch Ratings Ltd. Please refer to Updates to the Description of Risks – Liquidity within the Assumptions and Risks Underlying our Forward-Looking Statements section.

LIQUIDITY

Our sources of liquidity and cash requirements remain substantially unchanged from those described in the BCE 2006 MD&A except as discussed under Updates to the Description of Risks – Liquidity within the Assumptions and Risks Underlying our Forward-Looking Statements section.

Commitment under the CRTC Deferral Account Mechanism

Please refer to Commitment under the CRTC Deferral Account Mechanism within the Update to Regulatory Environment section for further analysis.

Recent Developments in Legal Proceedings

The following are updates to the legal proceedings described under the section entitled Legal Proceedings we are involved in at pages 37 to 40 of the BCE 2006 AIF filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov).

Lawsuits Related to Bell Canada

Purported Class Action Concerning Wireless Access Charges

As discussed in more detail in the BCE 2006 AIF, on August 9, 2004, a statement of claim was filed under the Class Actions Act (Saskatchewan) against wireless communications service providers, including Bell Mobility and Aliant Telecom, by certain alleged customers. The statement of claim alleges, amongst other things, breach of contract and duty to inform, deceit, misrepresentation and collusion, in connection with certain “system access fees” and “system licensing charges” invoiced by wireless communications service providers to their customers.
    On July 18, 2006, the Saskatchewan Court of Queen’s Bench rendered its judgement on the motion for certification, refusing to certify the action against all defendant Bell Canada companies except Bell Mobility. With respect to Bell Mobility, the Court refused to certify the lawsuit on all grounds except for the claim for unjust enrichment. However, the Court refused to grant certification at this point on the basis that there was no appropriate representative plaintiff and no proper litigation plan. The Court gave the plaintiff leave to return to the Court and has now scheduled June 18 and 19, 2007 for the re-hearing of the certification application.

Purported Class Action Concerning Bell Expressvu Late Payment Charges

As discussed in more detail in the BCE 2006 AIF, on September 29, 2005, a statement of claim was filed under the Class Proceedings Act, 1992 (Ontario) against Bell ExpressVu by certain alleged customers. The statement of claim alleges that the interest and late payment fees charged by Bell ExpressVu to customers whose accounts are in arrears are in excess of the effective annual rate of interest permitted by certain provisions of the Criminal Code (Canada).
    In addition to fighting the motion for certification, Bell ExpressVu has filed a companion motion for summary judgment on the underlying substantive issue that Bell ExpressVu is not violating the Criminal Code. The parties are now seeking to schedule a hearing of the motion for certification and of the summary judgment motion in late fall 2007.
    Please see the section entitled Legal Proceedings we are involved in of the BCE 2006 AIF for a more complete description of the above-mentioned legal proceedings and for a description of other legal proceedings involving us.

20 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Updates to Regulatory Environment

The following are significant updates to the regulatory initiatives and proceedings described in the BCE 2006 MD&A under the section entitled Regulatory Environment at pages 41 to 47 of the Bell Canada Enterprises 2006 Annual Report (BCE 2006 Annual Report) filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available at www.sec.gov). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Regulatory Environment of the BCE 2006 MD&A.

COMMITMENT UNDER THE CRTC DEFERRAL ACCOUNT MECHANISM

On February 16, 2006, the CRTC issued Telecom Decision 2006-9, where it concluded on the ways in which incumbent telephone companies should clear the accumulated balances in their deferral accounts. On September 1, 2006, Bell Canada and Bell Aliant filed their proposals for clearing the accumulated balances in their deferral accounts. If approved by the CRTC, the proposals would improve access to communications for persons with disabilities (5% of estimated balance) and extend broadband access to some 220,000 potential customers in 264 communities across Ontario and Québec where it would not otherwise be made available on a commercial basis.
    On November 30, 2006, the CRTC issued Public Notice 2006-15, initiating a proceeding to assess these proposals. A decision in this proceeding is scheduled to be issued in January  2008.
    Bell Canada’s accumulated deferral account balance at March 31, 2007 is estimated to be $479 million, with an estimated future annualized commitment of $25 million. Bell Aliant’s accumulated deferral account balance at March 31, 2007 is estimated to be $4 million, with no estimated future annualized commitment. Bell Canada is currently assessing the deferral account impacts associated with two recently issued CRTC decisions related to Competitor Digital Network services, Telecom Decisions 2007-6 and 2007-10, which will affect its deferral account balance and future annualized commitment. Bell Aliant’s deferral account amounts reflect the estimated impact of these two decisions. In addition, on May 12, 2006, Bell Canada filed a Part VII application seeking the recovery of the wireline-related costs associated with the implementation of wireless number portability from its deferral account. The outcome of this application could reduce Bell Canada’s future annualized commitment.
    Due to the nature and number of uncertainties that remain concerning the disposition of accumulated balances in the deferral account, we are unable to estimate the impact of the CRTC’s decision in the proceeding associated with Public Notice 2006-15 on our financial results at this time.

PRICE CAP FRAMEWORK REVIEW

On April 30, 2007, the CRTC issued Telecom Decision 2007-27 where it established the new rules that will govern the prices Bell Canada and other incumbent telephone companies charge for residential and business local services that remain subject to regulation.  The new regime will continue indefinitely and provides the incumbent telephone companies with more pricing flexibility to meet individual customer needs.
    Key elements of the new price cap regime that takes effect on June 1, 2007 include: a) basic residential service prices in urban areas cannot increase beyond current levels; b) basic residential service prices in high-cost areas can increase by the lesser of the rate of inflation or 5 per cent per year; c) the upper limit on prices for local options and features and bundles is removed; d) increased flexibility to charge different prices to different customers for residential services, including options and features; e) business local service prices can rise by the rate of inflation overall, with individual element price increases capped at 10% ; f) prices for local calls from payphones can increase from 25 to 50 cents for cash calls and from 50 cents to a dollar for non-cash calls; g) prices for 911 and other public safety/social services are frozen at current levels; and h) there is no deferral account in connection with the new regime.
    As noted below in the section entitled Forbearance from Regulation of Local Exchange Services, on April 11, 2007, Bell Canada and Bell Aliant began filing for local service forbearance under the new local forbearance framework in qualifying areas in Ontario, Québec, and Atlantic Canada. As we are forborne from regulation of local services across our territory, less services and revenues will be subject to price cap rules.

REVIEW OF REGULATORY FRAMEWORK FOR WHOLESALE SERVICES

As required by the federal Cabinet’s Policy Direction, on November 9, 2006, the CRTC released Public Notice 2006-14, in which it initiated a comprehensive review of the regulatory framework requiring incumbent telephone companies to provide wholesale access to certain telecommunication services to competitors. As part of this review, the CRTC will examine the appropriate definition of essential services and the pricing principles for such services. In addition, the regulatory treatment for non-essential services will also be examined.
    On March 15, 2007, Bell Canada, Bell Aliant, Saskatchewan Telecommunications and Télébec Limited Partnership filed a framework proposal consistent with the recommendations for reliance on market forces to the maximum extent possible and minimally intrusive regulation contained within the Telecommunication Policy Review Panel’s report and federal Cabinet’s Policy Direction. The entities’ evidence will be subject to an interrogatory process as well as a public hearing that is scheduled to commence on October 9, 2007. A final decision is expected in April 2008. There is no guarantee that the CRTC will issue a favourable decision.

21 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

FORBEARANCE FROM REGULATION OF LOCAL EXCHANGE SERVICES

On April 4, 2007, the federal Cabinet issued a variance of CRTC Telecom Decision 2006-15, which had established a framework for the forbearance from regulation of local exchange services. With the intention of increasing reliance on market forces and enhancing competitive rivalry, the government’s variance order: a) modified the criteria the CRTC must use when evaluating applications for regulatory forbearance from incumbent service providers like Bell Canada and Bell Aliant; b) eliminated the no-winback period for residential and business subscribers; and c) removed several restrictions on local service promotions. The government’s order establishes a regulatory regime which has improved the ability of incumbent telephone companies to compete effectively and is likely to accelerate forbearance of local service markets.
    On April 11, 2007, Bell Canada and Bell Aliant applied for local service forbearance under the new local forbearance framework in seven of the priority areas that were identified in the government’s order: Halifax, Hamilton, London, Ottawa-Gatineau, Montréal, Québec City and Toronto. Subsequent applications have been submitted for additional qualifying areas in Ontario, Québec, and Atlantic Canada.

WINBACK RULES

As indicated above in the section entitled Forbearance from Regulation of Local Exchange Services, on April 4, 2007, the Minister of Industry issued a variance of Telecom Decision 2006-15 which, among other things, eliminated the winback and promotional restrictions in regulated and deregulated areas.

WIRELESS NUMBER PORTABILITY

The Government of Canada in its 2005 budget announced that it intended to ask the CRTC to implement wireless number portability. On December 20, 2005, the CRTC released Telecom Decision 2005-72. Among other things, the decision directed Bell Mobility, Rogers Wireless and Telus Mobility to implement wireless number portability in Alberta, British Columbia, Ontario and Québec by March 14, 2007. Wireless number portability was implemented as directed on March 14, 2007.

BELL EXPRESSVU

In December 2006, the Federal Court of Canada ruled that the Part II Licence Fees, levied by the CRTC to recover Industry Canada costs associated with broadcasting spectrum management and paid by broadcasters and broadcast distributors, are an illegal tax, but declined to order the reimbursement of the fees paid to date by the plaintiff broadcasters. The Court’s decision is being appealed by the federal government, which is contesting the declaration that Part II Licence Fees are an illegal tax, and the Canadian Association of Broadcasters, which is challenging the finding that their members are not entitled to recovery of fees paid to date. In April 2007, Bell ExpressVu, together with Rogers Cable and Cogeco Cable, filed a notice of motion for leave to intervene in the appeal. The fees in issue represent 1.365% of Bell ExpressVu’s annual revenue, dating from the launch of the service.

MOBILE SPECTRUM

On February 16, 2007, Industry Canada initiated a consultation that could result in the licensing of additional mobile spectrum through a competitive spectrum auction likely occurring in early 2008. The consultation seeks comments on a variety of policy and technical issues. The adoption of such measures would facilitate the introduction of new competitor(s) into the Canadian wireless market and could heighten the degree of competition in the already highly competitive wireless segment. Comments are due to be filed with Industry Canada by May 25, 2007 with reply comments due by June 27, 2007. Industry Canada has indicated that it will issue its final licensing and auction policy, subsequent to its review of the comments received, later in 2007. It is not possible to predict with any degree of certainty, at this time, whether Industry Canada will adopt any of the policies being canvassed in the consultation.
    Please see the section entitled Regulatory Environment in the BCE 2006 MD&A for a more complete description of the above-mentioned regulatory initiatives and proceedings and for a description of other regulatory initiatives and proceedings concerning us.

22 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Assumptions and Risks Underlying Our Forward-Looking Statements

This section describes assumptions made by us in preparing forward-looking statements and risks that could affect our business and results.

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

Forward-looking statements made in the BCE 2006 MD&A and this MD&A are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements and that, unless otherwise indicated in this MD&A, we believe are still reasonable as at the date of this MD&A. In the BCE 2006 MD&A, we outlined the principal assumptions that we made in the preparation of these forward-looking statements. These assumptions include:

  assumptions about the Canadian economy related to GDP growth and a decrease in the business prime rate and the Consumer Price Index market assumptions related to: (i) revenue growth in the overall Canadian telecommunications market, (ii) the continued decrease in the residential wireline voice services revenues, (iii) the intense wireline competition in both the business and residential telecommunications markets, and (iv) the growth in revenues for the Canadian wireless, video and Internet markets operational and financial assumptions related to:

  (i) growth in wireless, video and high-speed Internet subscribers as well as higher ARPU for these services, (ii) stabilization of the continued decrease in our residential network access services, (iii) restructuring costs, (iv) amortization expense, (v) effective tax rate, (vi) total net benefit plans cost, (vii) funding of our net benefit plans, (viii) Bell Canada’s capital intensity, and (ix) productivity improvements assumptions about transactions related to:

  (i) BCE Inc.’s plans to repurchase up to 5% of its common shares; and (ii) the closing of the previously announced sale of Telesat in mid-2007.

Please see the section entitled Assumptions Made In the Preparation of Forward-Looking Statements in the BCE 2006 MD&A at pages 47 and 48 of the BCE 2006 Annual Report for a more complete description of the above-mentioned assumptions.

UPDATES TO THE DESCRIPTION OF ASSUMPTIONS

The following is a significant update to the description of assumptions contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements of the BCE 2006 MD&A. For ease of reference, the update to the description of assumptions below has been presented under the same heading as in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements of the BCE 2006 MD&A.

Assumptions about Transactions

On February 9, 2007, BCE Inc. commenced its latest NCIB program to purchase for cancellation up to 5% of its outstanding common shares. However, pending completion of BCE Inc.’s strategic alternatives review process, purchases under the NCIB have been suspended.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
    The actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
    In the BCE 2006 MD&A, we provided a detailed review of risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks is updated in this MD&A. The risks described in the BCE 2006 MD&A include risks associated with:

  the intensity of competitive activity from both traditional and new players, which is increasing following the introduction of new technologies that have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new, customers, and on pricing strategies and financial results general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects our ability to transform our cost structure, improve productivity and contain capital intensity while maintaining quality of services our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services

23 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

  our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses, including customer billing, depend our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks health concerns about radio frequency emissions
  potential legislation restricting in-vehicle use of cell phones the availability and cost of capital required to implement our business plan and fund capital and other expenditures the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively increased pension fund contributions
  BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and significantly influenced companies to pay dividends or otherwise make distributions to it to service BCE Inc.’s indebtedness and to pay dividends
  BCE Inc.’s ability to maintain its dividend policy
  the impact of Bell Aliant’s performance and the tax treatment of income trusts on Bell Aliant’s ability to make cash distributions to its unitholders stock market volatility
  our ability to find suitable companies to acquire or to partner with, to integrate the operations of acquired companies and to complete dispositions the potential for licences on which we rely to provide services to be revoked or not renewed when they expire launch and in-orbit risks and the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.

Please see the section entitled Risks That Could Affect Our Business and Results in the BCE 2006 MD&A at pages 48 to 55 of the BCE 2006 Annual Report, and the sections entitled Competitive Environment and Regulatory Environment (as updated earlier in this MD&A) in the BCE 2006 MD&A, at pages 39 to 47 of the BCE 2006 Annual Report, for a more complete description of the above-mentioned risks.

UPDATES TO THE DESCRIPTION OF RISKS

The following are significant updates to the description of risks contained in the section entitled Risks That Could Affect Our Business and Results of the BCE 2006 MD&A. For ease of reference, the updates to the description of risks below have, where applicable, been presented under the same headings and in the same order as in the section entitled Risks That Could Affect Our Business and Results of the BCE 2006 MD&A.

Renegotiating Labour Agreements

The collective agreements between the Communications, Energy and Paperworks Union of Canada (CEP) and Expertech Network Installation Inc. (Expertech) representing approximately 160 clerical and 1,300 craft and services employees both expired on November 30, 2006.
    On February 26, 2007, the craft and services employees rejected Expertech’s final offer at 64.5% whereas its clerical employees accepted the offer at 78.3%. As a result of this vote, Expertech declared it was unable to restructure its operations and announced the wind-down of its operations.
    On March 5, 2007, the CEP and Expertech announced that an agreement had been reached on some refinements to Expertech’s final offer. The modified offer was put to a vote by Expertech’s craft and services employees and on March 19, 2007, the CEP announced that such employees had accepted the offer at 79.4%. The new collective agreements will be effective for 5 years and will expire on November 30, 2011.
    As a result of this round of bargaining, Expertech is now in a position to restructure its operations and tender an offer for Bell Canada’s business that delivers the lower cost structure Bell Canada has been seeking, and maintains the company’s preferred supplier status.

24 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Liquidity

As discussed earlier in this MD&A, on April 17, 2007, BCE Inc. announced that it is reviewing its strategic alternatives with a view to further enhancing shareholder value. As part of that strategic review, BCE Inc. also announced it has entered into discussions with a group of leading Canadian pension funds and KKR to explore the possibility of taking BCE Inc. private, and that it will continue to explore other opportunities to deliver further value to shareholders. As a result of this announcement and the possibility of a substantial leveraging of BCE Inc. and Bell Canada, Standard and Poors, Moody’s Investor Services, Inc. and Dominion Bond Rating Service Limited have placed the ratings of BCE Inc. and Bell Canada under review for possible downgrade. Given the aforesaid, our ability to access the long-term public debt markets, at this time, may have been adversely affected. To the extent a ratings downgrade were to occur and, depending on the degree of such a downgrade, we expect that this would adversely affect our ability to access the public debt capital markets and the bank credit market as well as the amount of funding available and that it would significantly increase our cost of borrowing. In particular, it would limit, in whole or in part, BCE Inc.’s and Bell Canada’s ability to use their short-term commercial paper programs, medium-term notes programs or Bell Canada’s sale of receivables program. Accordingly, this development could have a material and adverse effect on our liquidity.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
    The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the BCE 2006 MD&A.
    We have not had any significant changes in the accounting standards or our accounting policies other than those described in the BCE 2006 MD&A, except as noted below.

ADOPTION OF NEW ACCOUNTING STANDARDS

Accounting Changes

The CICA issued section 1506 of the CICA Handbook, Accounting Changes, which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact our financial statements.

Financial Instruments and Comprehensive Income

We adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; and Section 1530, Comprehensive Income as of January 1, 2007. The initial adoption of these new standards did not have a significant effect on the consolidated balance sheets. Details of the transition adjustments are presented in the consolidated Statements of Deficit and in Note 10 to the consolidated financial statements Accumulated Other Comprehensive Income. The resulting changes in our accounting policies are described below.

Available-for-sale financial assets

We generally classify our investments in securities as available-for-sale. They are classified in the balance sheet as other long-term assets. These securities are initially recorded at their acquisition cost, including related transaction costs, on the date of trade. Investments in publicly-traded securities are subsequently adjusted to fair value as of the date of the balance sheet, and the corresponding unrealized gains and losses are recorded in other comprehensive income. As of March 31, 2007 we recorded unrealized gains on our available-for-sale financial assets of $300 million.

Long-term debt

Long-term debt, including related debt issue costs, is accounted for at amortized cost using the effective interest method, unless the debt is recorded at fair value as part of a hedging relationship.

25 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

Fair value hedges

Our fair value hedges principally consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. Changes in the fair value of these derivatives and related long-term debt are recognized in the statements of operations and offset, except for any ineffective portion of the hedging relationship.

Cash flow hedges

Our cash flow hedges principally consist of cross-currency swaps and forward contracts that mitigate the foreign currency risk on certain long-term debt instruments and purchase commitments. Changes in the fair value of these derivatives are recognized in other comprehensive income, except for any ineffective portion recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are transferred to the statements of operations in the same period the hedged item is recognized in income.

Embedded derivatives

We separately account for any derivatives embedded in other instruments, except for foreign-currency derivatives embedded in a non-financial instrument, as permitted by the new standards.

Comprehensive Income

Our consolidated Statements of Comprehensive Income includes unrealized gains and losses on available-for-sale financial assets and changes in the fair value of derivative instruments designated as cash flow hedges. Foreign currency translation gains and losses on net investments in self-sustaining operations are also included in other comprehensive income.

Controls and Procedures

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, and restructuring and other items.

The term EBITDA does not have any standardized meaning according to GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
    We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other items does not imply they are necessarily non-recurring.
    EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

26 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to EBITDA on a consolidated basis.

	Q1 2007	Q1 2006

Operating income	917	854
Amortization expense	787	756
Restructuring and other items	36	88

EBITDA	1,740	1,698

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER ITEMS

The term operating income before restructuring and other items does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
    We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other items does not imply they are necessarily non-recurring.
    The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to operating income before restructuring and other items on a consolidated basis.

	Q1 2007	Q1 2006

Operating income	917	854
Restructuring and other items	36	88

Operating income before restructuring and other items	953	942

NET EARNINGS BEFORE RESTRUCTURING AND OTHER ITEMS, NET GAINS ON INVESTMENTS, AND COSTS INCURRED TO FORM BELL ALIANT

The term net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
    We use net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
    The most comparable Canadian GAAP financial measure is net earnings applicable to common shares.
    The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant on a consolidated basis and per BCE Inc. common share.

	Q1 2007		Q1 2006

	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	499	0.62	477	0.52
Restructuring and other items(1)	25	0.03	58	0.06
Net gains on investments	(104)	(0.13)	(81)	(0.09)
Other costs incurred to form Bell Aliant	–	–	–	–

Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant	420	0.52	454	0.49

(1) Includes transactions costs associated with the formation of Bell Aliant. These costs relate mainly to financial advisory, professional and consulting fees. In Q1 2006, we incurred $30 million ($20 million after tax).

27 BCE INC. 2007 QUARTERLY REPORT

Management’s Discussion and Analysis

FREE CASH FLOW

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
    We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
    We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
    The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	Q1 2007	Q1 2006

Cash from operating activities	967	948
Capital expenditures	(722)	(581)
Total dividends paid	(406)	(387)
Other investing activities	2	(3)

Free cash flow	(159)	(23)

28 BCE INC. 2007 QUARTERLY REPORT

Consolidated Statements of Operations

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions, except share amounts) (unaudited)	NOTE	2007	2006

Operating revenues		4,385	4,343

Operating expenses		(2,645)	(2,645)
Amortization expense		(787)	(756)
Restructuring and other items	4	(36)	(88)

Total operating expenses		(3,468)	(3,489)

Operating income		917	854
Other income (expense)	5	132	(9)
Interest expense		(215)	(232)

Pre-tax earnings from continuing operations		834	613
Income taxes		(213)	(169)
Non-controlling interest		(95)	(41)

Earnings from continuing operations		526	403
Discontinued operations	6	3	91

Net earnings		529	494
Dividends on preferred shares		(30)	(17)

Net earnings applicable to common shares		499	477

Net earnings per common share – basic
Continuing operations		0.62	0.42
Discontinued operations		–	0.10
Net earnings		0.62	0.52
Net earnings per common share – diluted
Continuing operations		0.62	0.42
Discontinued operations		–	0.10
Net earnings		0.62	0.52
Dividends per common share		0.365	0.33
Average number of common shares outstanding – basic (millions)		806.0	920.5

29 BCE INC. 2007 QUARTERLY REPORT

Consolidated Statements of Comprehensive Income

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	NOTE	2007	2006

Net earnings		529	494
Other comprehensive income – net of income taxes
Net change in unrealized gains on available-for-sale financial assets	1,10	275	–
Net change in gains on derivatives designated as cash flow hedges	1,10	2	–
Net change in unrealized gains on currency translation adjustment (CTA)	1,10	2	72

Other comprehensive income		279	72

Comprehensive income		808	566

Consolidated Statements of Deficit

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	NOTE	2007	2006

Balance at beginning of period		(4,343)	(4,763)
Adjustment to deficit upon adoption of new financial instruments accounting standards on January 1, 2007		4	–
Net earnings		529	494
Dividends declared on preferred shares		(30)	(17)
Dividends declared on common shares		(296)	(302)
Excess of purchase price over stated capital of common shares cancelled and related contributed surplus	8	(93)	(159)

Balance at end of period		(4,229)	(4,747)

30 BCE INC. 2007 QUARTERLY REPORT

Consolidated Balance Sheets

		MARCH 31,	DECEMBER 31,
(in $ millions) (unaudited)	NOTE	2007	2006

ASSETS

Current assets
Cash and cash equivalents		106	569
Accounts receivable		1,961	1,864
Other current assets		1,214	1,226
Current assets of discontinued operations	6	20	25

Total current assets		3,301	3,684
Capital assets		22,033	22,079
Other long-term assets	10	3,256	3,030
Indefinite-life intangible assets		2,913	2,902
Goodwill	7	5,906	5,475
Non-current assets of discontinued operations	6	26	1

Total assets		37,435	37,171

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		2,994	3,234
Interest payable		188	165
Dividends payable		342	315
Debt due within one year		1,639	986
Current liabilities of discontinued operations	6	4	2

Total current liabilities		5,167	4,702
Long-term debt		11,327	11,781
Other long-term liabilities		5,025	5,139
Non-current liabilities of discontinued operations	6	2	2

Total liabilities		21,521	21,624

Non-controlling interest	7,8	1,167	2,180

SHAREHOLDERS’ EQUITY

Preferred shares	8	2,770	1,670

Common shareholders’ equity
Common shares	8	13,382	13,487
Treasury stock	8	(4)	–
Contributed surplus	8	2,546	2,555
Accumulated other comprehensive income (loss)	1,10	282	(2)
Deficit		(4,229)	(4,343)

Total common shareholders’ equity		11,977	11,697

Total shareholders’ equity		14,747	13,367

Total liabilities and shareholders’ equity		37,435	37,171

31 BCE INC. 2007 QUARTERLY REPORT

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	NOTE	2007	2006

Cash flows from operating activities
Earnings from continuing operations		526	403
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense		787	756
Net benefit plans cost	3	102	136
Restructuring and other items	4	36	88
Net gains on investments	5	(121)	(2)
Future income taxes		111	198
Non-controlling interest		95	41
Contributions to employee pension plans	3	(108)	(31)
Other employee future benefit plan payments	3	(24)	(25)
Payments of restructuring and other items		(52)	(36)
Operating assets and liabilities		(385)	(580)

Cash flows from operating activities		967	948

Cash flows from investing activities
Capital expenditures		(722)	(581)
Business acquisitions		(147)	(27)
Bell Aliant Regional Communications Income Fund (Bell Aliant)		(4)	(22)
Increase in investments		(13)	(14)
Decrease in investments		7	51
Other investing activities		2	(3)

Cash flows used in investing activities		(877)	(596)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances		315	(67)
Issue of long-term debt		1,025	–
Repayment of long-term debt		(1,175)	(297)
Issue of common shares		14	1
Repurchase of common shares	8	(223)	(525)
Issue of equity securities by subsidiaries to non-controlling interest		–	3
Redemption of equity securities by subsidiaries from non-controlling interest		(74)	–
Cash dividends paid on common shares		(270)	(305)
Cash dividends paid on preferred shares		(23)	(21)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(113)	(61)
Other financing activities		(41)	(14)

Cash flows used in financing activities		(565)	(1,286)

Cash used in continuing operations		(475)	(934)
Cash provided by discontinued operations	6	5	1,367

Net (decrease) increase in cash and cash equivalents		(470)	433
Cash and cash equivalents at beginning of period		581	445

Cash and cash equivalents at end of period		111	878

Consists of:
Cash and cash equivalents of continuing operations		106	873
Cash and cash equivalents of discontinued operations	6	5	5

Total		111	878

32 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

The interim consolidated financial statements should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2006, on pages 64 to 105 of BCE Inc.’s 2006 annual report.

These notes are unaudited.

We, us, our and BCE  mean BCE Inc., its subsidiaries and joint ventures. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. (Aliant) and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities on and after such date.

All amounts are in millions of Canadian dollars, except where noted.

Note 1. Significant Accounting Policies

We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2006, except as noted below.

COMPARATIVE FIGURES

We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous periods to reflect the sale of Aliant Directory Services (ADS) which is shown as discontinued operations.

ADOPTION OF NEW ACCOUNTING STANDARDS

Accounting Changes

The CICA issued section 1506 of the CICA Handbook, Accounting Changes, which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact our financial statements.

Financial Instruments and Comprehensive Income

We adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; and Section 1530, Comprehensive Income as of January 1, 2007. The initial adoption of these new standards did not have a significant effect on the consolidated balance sheets. Details of the transition adjustments are presented in the consolidated Statements of Deficit and in Note 10, Accumulated Other Comprehensive Income. The resulting changes in our accounting policies are described below.

Available-for-sale financial assets

We generally classify our investments in securities as available-for-sale. They are classified in the balance sheet as other long-term assets. These securities are initially recorded at their acquisition cost, including related transaction costs, on the date of trade. Investments in publicly-traded securities are subsequently adjusted to fair value as at the date of the balance sheet, and the corresponding unrealized gains and losses are recorded in other comprehensive income. As of March 31, 2007 we recognized unrealized gains on our available-for-sale financial assets of $300 million.

Long-term debt

Long-term debt, including related debt issue costs, is accounted for at amortized cost using the effective interest method, unless the debt is recorded at fair value as part of a hedging relationship.

Fair value hedges

Our fair value hedges principally consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. Changes in the fair value of these derivatives and the related long-term debt are recognized in the statements of operations and offset, except for any ineffective portion of the hedging relationship.

33 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies (continued)

Cash flow hedges

Our cash flow hedges principally consist of cross-currency swaps and forward foreign exchange contracts that mitigate the foreign currency risk on certain long-term debt instruments and purchase commitments. Changes in the fair value of these derivatives are recognized in other comprehensive income, except for any ineffective portion which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are transferred to the statements of operations in the same period the hedged item is recognized in income.

Embedded derivatives

We separately account for any derivatives embedded in other instruments, except for foreign currency derivatives embedded in a non-financial instrument, as permitted by the new standards.

Comprehensive Income

Our consolidated Statements of Comprehensive Income includes unrealized gains and losses on available-for-sale financial assets and changes in the fair value of derivative instruments designated as cash flow hedges. Foreign currency translation gains and losses on net investments in self-sustaining operations also are included in other comprehensive income.

Note 2. Segmented Information

In the first quarter of 2007, our management structure changed and as a result, our results of operations now are reported in four segments: Bell Wireline, Bell Wireless, Bell Aliant and Telesat. We have restated prior periods to reflect these new segments. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
    The Bell Wireline segment provides local telephone, long distance, data (including Internet access), video and other services to Bell Canada’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of Ontario and Québec. Video services are provided nationwide. Also included in this segment is our Wholesale business which provides local telephone, long distance, wireless, data and other services to resellers and other carriers.
     The Bell Wireless segment provides wireless telephone and paging services and products to Bell Canada’s residential, small and medium-sized business and large enterprise customers across Canada.
     The Bell Aliant segment provides local telephone, long distance, data, and other information technology and communication services to residential and business customers in the Atlantic provinces, and in rural Ontario and Québec.
    Telesat provides satellite communications and systems management and is a consultant in establishing, operating and upgrading satellite systems worldwide.

34 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 2. Segmented Information (continued)

EARNINGS

FOR THE THREE MONTHS ENDED MARCH 31		2007	2006

Operating revenues

Bell Wireline	External customers	2,597	2,652
	Inter-segment	41	44

		2,638	2,696

Bell Wireless	External customers	943	870
	Inter-segment	9	11

		952	881

Inter-segment eliminations – Bell		(11)	(13)

Bell		3,579	3,564

Bell Aliant	External customers	757	735
	Inter-segment	94	88

		851	823

Telesat	External customers	88	86
	Inter-segment	34	32

		122	118

Inter-segment eliminations – BCE		(167)	(162)

Total operating revenues		4,385	4,343

Operating income

Bell Wireline		416	436
Bell Wireless		295	218

Bell		711	654
Bell Aliant		177	169
Telesat		38	39

Inter-segment eliminations		(9)	(8)

Total operating income		917	854
Other income (expense)		132	(9)
Interest expense		(215)	(232)
Income taxes		(213)	(169)
Non-controlling interest		(95)	(41)

Earnings from continuing operations		526	403

ASSETS

	MARCH 31,	DECEMBER 31,
	2007	2006

Bell Wireline	24,459	24,473
Bell Wireless	5,219	5,304

Bell	29,678	29,777
Bell Aliant	6,285	6,045
Telesat	1,885	1,845

Inter-segment eliminations	(413)	(496)

Total assets	37,435	37,171

35 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 2. Segmented Information (continued)

GOODWILL

	MARCH 31,	DECEMBER 31,
	2007	2006

Bell Wireline	3,437	3,429
Bell Wireless	1,248	1,248

Bell	4,685	4,677
Bell Aliant	1,124	700
Telesat	97	98

Total goodwill	5,906	5,475

CAPITAL EXPENDITURES

FOR THE THREE MONTHS ENDED MARCH 31	2007	2006

Bell Wireline	403	349
Bell Wireless	139	77

Bell	542	426
Bell Aliant	115	112
Telesat	65	43

Total capital expenditures	722	581

AMORTIZATION EXPENSE

FOR THE THREE MONTHS ENDED MARCH 31	2007	2006

Bell Wireline	518	476
Bell Wireless	111	111

Bell	629	587
Bell Aliant	142	151
Telesat	16	18

Total amortization expense	787	756

Note 3. Employee Benefit Plans

We provide pension and other post-employment benefits for most of our employees. These include defined benefit (DB) and defined contribution (DC) plans.

NET BENEFIT PLANS COST

FOR THE THREE MONTHS ENDED MARCH 31	2007	2006

Pension benefits:
DB plans cost	(63)	(86)
DC plans cost	(10)	(8)
Other future benefits cost	(29)	(42)

Net benefit plans cost(1)	(102)	(136)

(1) Net benefit plans cost is included as part of operating expenses in the statements of operations.

36 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 3. Employee Benefit Plans (continued)

DB PLANS COST

	PENSION BENEFITS		OTHER BENEFITS
FOR THE THREE MONTHS ENDED MARCH 31	2007	2006	2007	2006

Current service cost	(71)	(70)	(3)	(7)
Interest cost on accrued benefit obligation	(215)	(209)	(25)	(27)
Expected return on plan assets	257	244	3	3
Amortization of past service costs	(3)	(3)	4	1
Amortization of net actuarial losses	(31)	(47)	(9)	(6)
Amortization of transitional asset (obligation)	2	2	1	(6)
Increase in valuation allowance	(2)	(3)	–	–

DB plans cost	(63)	(86)	(29)	(42)

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	PENSION BENEFITS		OTHER BENEFITS
FOR THE THREE MONTHS ENDED MARCH 31	2007	2006	2007	2006

Bell Aliant	(23)	(24)	(2)	(2)
Bell Canada	(85)	(7)	(22)	(23)

Total	(108)	(31)	(24)	(25)

Comprised of:
Contributions to DB plans	(99)	(29)	(24)	(25)
Contributions to DC plans	(9)	(2)	–	–

Note 4. Restructuring and Other Items

The following tables provide a summary of the costs recognized in the first three months of 2007 as well as the corresponding liability as at March 31, 2007.

FOR THE THREE MONTHS ENDED MARCH 31	2007	2006

Restructuring	(35)	(45)
Real estate	(6)	(13)

Total restructuring costs	(41)	(58)
Other charges	5	(30)

Restructuring and other items	(36)	(88)

	BELL CANADA	BELL ALIANT	CONSOLIDATED

Balance in accounts payable and accrued liabilities at December 31, 2006	85	4	89
2007 Restructuring costs(1)	7	–	7
Real estate	6	–	6
Less:
Cash payments	(25)	(1)	(26)

Balance in accounts payable and accrued liabilities at March 31, 2007	73	3	76

(1) Excludes amounts related to net benefit plans cost ($28 million).

37 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 4. Restructuring and Other Items (continued)

RESTRUCTURING COSTS

Restructuring costs of $41 million in the first quarter of 2007 consist mainly of:

  charges at Bell Canada of $9 million related to restructuring initiatives for the involuntary departure of approximately 160 employees charges at Bell Canada of $26 million related to the voluntary early retirement plan for the departure of approximately 250 employees. Of the 250 employees, 202 chose to receive immediate pension and post-employment benefits, and 190 also chose to receive an additional guaranteed pension payable up to 65 years of age. The remaining 48 employees will receive a special cash allowance. The program is complete and the remaining payments will be completed in the second quarter of April 2007.
  charges at Bell Canada of $6 million for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce between 2004 to 2007, bringing our cumulative expense since 2004 to $134 million. We expect to spend approximately $30 million to relocate employees and close real estate facilities no longer needed as a result of our 2005 and 2006 restructuring initiatives that will be expensed as incurred.

In addition, as part of our plan to relocate employees to campus environments in Calgary, Toronto and Montreal, to be complete by 2009, we expect to spend approximately $15 million for relocation costs and $100 million for lease vacancy costs beginning in 2008 and extending to 2024.
     Restructuring costs of $58 million in the first quarter of 2006 consist mainly of:

  charges at Bell Canada of $45 million related to restructuring initiatives for the involuntary departure of approximately 900 employees charges at Bell Canada of $13 million to relocate employees and close real estate facilities that are no longer needed because of the reduction in the workforce as a result of our 2004 to 2006 restructuring initiatives.
OTHER CHARGES

During the first quarter of 2006, we recorded other charges of $30 million related to transaction costs associated with the formation of Bell Aliant. These transaction costs relate mainly to financial advisory, professional and consulting fees.

Note 5. Other Income (Expense)

FOR THE THREE MONTHS ENDED MARCH 31	2007	2006

Net gains on investments	121	2
Interest income	5	12
Securitization losses	(15)	(13)
Other	21	(10)

Other income (expense)	132	(9)

NET GAINS ON INVESTMENTS

Net gains on investments of $121 million in the first quarter of 2007 resulted from:

  a $92 million dilution gain from the Bell Nordiq Income Fund privatization other net gains on investments of $29 million.

38 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 6. Discontinued Operations

FOR THE THREE MONTHS ENDED MARCH 31	2007	2006(1)

ADS	2	3
CTVglobemedia Inc.	1	7
CGI Group Inc. (CGI)	–	80
Emergis Inc.	–	1

Net gain from discontinued operations	3	91

The following table is a summarized statement of operations for the discontinued operations.

FOR THE THREE MONTHS ENDED MARCH 31	2007	2006(1)

Revenue	10	425

Income from discontinued operations	7	37
Gain from discontinued operations	–	80
Income tax expense on operating income	(2)	(15)
Non-controlling interest	(2)	(11)

Net gain from discontinued operations	3	91

The following table is a summary of cash provided by discontinued operations.

FOR THE THREE MONTHS ENDED MARCH 31	2007	2006(1)

Cash flows from (used in) operating activities	5	(88)
Cash flows from investing activities	–	831
Cash flows from financing activities	–	624

Cash provided by discontinued operations	5	1,367

 (1) Included in discontinued operations for the first quarter of 2006 are the results of CTVglobemedia Inc.

ADS

On February 19, 2007, Yellow Pages Group (YPG), through Yellow Pages Income Fund, and Bell Aliant announced that they had entered into a memorandum of understanding for YPG to acquire the assets of ADS, a partnership currently held 87.14% by Bell Aliant and the balance by YPG. As at March 31, 2007, we have accounted for ADS as a discontinued operation and no longer proportionately consolidate its financial results. The transaction is expected to be finalized in the second quarter of 2007. ADS was previously included in the Bell Aliant segment.

CGI

On January 12, 2006, CGI bought 100 million of its Class A shares from us and we realized total net proceeds of $849 million. The proceeds were offset by the deconsolidation of CGI’s cash on hand of $81 million. The gain on disposition was $79 million. Included in the net assets sold was goodwill of $674 million.

Note 7. Goodwill

FOR THE THREE MONTHS ENDED MARCH 31	2007

Balance – December 31, 2006	5,475
Goodwill arising from current period acquisitions	445
Goodwill arising from contingent consideration paid in respect of a prior year’s acquisition	1
Goodwill disposition resulting from issuance of units at Bell Aliant	(36)
Goodwill arising from repurchase of units at Bell Aliant	22
Other	(1)

Balance – March 31, 2007	5,906

39 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 7. Goodwill (continued)

BELL NORDIQ INCOME FUND

The goodwill arising from current period acquisitions, none of which is expected to be deductible for tax purposes, arose mainly from the acquisition by Bell Aliant of the remaining 36.7% interest in Bell Nordiq Group Inc. that it did not already own. On January 16, 2007, Bell Nordiq Income Fund unitholders approved the privatization of Bell Nordiq Income Fund, previously announced on October 11, 2006. On January 29, 2007, the Bell Nordiq Income Fund unitholders received a special distribution of $4.00 cash per unit and, on January 30, 2007, received 0.4113 of a Bell Aliant unit for each Bell Nordiq Income Fund unit held. As a result, the impact on our balance sheet for non-controlling interest is an increase of $179 million.

SUMMARIZED BALANCE SHEET INFORMATION

The following is a summarized balance sheet disclosing the fair values assigned to each major asset and liability class as at the dates of acquisition.
     The purchase price allocation for all 2007 acquisitions includes certain estimates. The final purchase price allocation for each business acquisition will be completed within 12 months of the acquisition date.

	BELL NORDIQ	OTHER	TOTAL

Consideration received:

Goodwill	438	7	445
Non-controlling interest	95	2	97

Net assets acquired	533	9	542

Consideration given:

Cash	135	7	142
Acquisition costs	4	–	4
Non-cash	394	2	396

Total	533	9	542

40 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 8. Share Capital

PREFERRED SHARES

The following table is a summary of the principal terms of BCE Inc.’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at March 31, 2007. BCE Inc.’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

						NUMBER OF SHARES		STATED CAPITAL

	ANNUAL
	DIVIDEND	CONVERTIBLE	CONVERSION	REDEMPTION	REDEMP-		ISSUED AND	AT MARCH 31	AT DEC. 31
SERIES	RATE	INTO	DATE	DATE	TION PRICE	AUTHORIZED	OUTSTANDING	2007	2006

Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	–	–	–
R	4.54%	Series Q	December 1, 2010	December 1, 2010	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2011	At any time	$25.50	8,000,000	2,279,791	57	57
T	4.502%	Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	5,720,209	143	143
Y	floating	Series Z	December 1, 2007	At any time	$25.50	10,000,000	1,147,380	29	29
Z	5.319%	Series Y	December 1, 2007	December 1, 2007	$25.00	10,000,000	8,852,620	221	221
AA	5.45%	Series AB	September 1, 2007	September 1, 2007	$25.00	20,000,000	20,000,000	510	510
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	–	–	–
AC	5.54%	Series AD	March 1, 2008	March 1, 2008	$25.00	20,000,000	20,000,000	510	510
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	–	–	–
AE	floating	Series AF	February 1, 2010	At any time	$25.50	24,000,000	1,914,218	48	–
AF	4.40%	Series AE	February 1, 2010	February 1, 2010	$25.00	24,000,000	14,085,782	352	–
AG	4.35%	Series AH	May 1, 2011	May 1, 2011	$25.00	22,000,000	10,051,751	251	–
AH	floating	Series AG	May 1, 2011	At any time	$25.50	22,000,000	3,948,249	99	–
AI	4.65%	Series AJ	August 1, 2011	August 1, 2011	$25.00	22,000,000	14,000,000	350	–
AJ	floating	Series AI	August 1, 2016	At any time	$25.50	22,000,000	–	–	–

								2,770	1,670

Plan of Arrangement

On January 25, 2007, the articles of amalgamation of BCE Inc. were amended to create six new Series of First Preferred Shares. These new series of preferred shares were created further to a plan of arrangement of Bell Canada whereby all of the issued and outstanding Bell Canada Class A Preferred Shares Series 15, 16, 17, 18, 19 and 20, having a stated capital of $1,100 million as at December 31, 2006, were exchanged for the corresponding Series AE, AF, AG, AH, AI and AJ of First Preferred Shares of BCE Inc. The impact on our balance sheet was a reclassification from our non-controlling interest to preferred shares of $1,100 million. This plan of arrangement became effective on January 31, 2007. The characteristics of the preferred shares of BCE Inc. issued under the plan of arrangement are described below.

Voting Rights

Subsequent to the plan of arrangement whereby the Bell Canada preferred shares were exchanged for BCE Inc. preferred shares, these issued and outstanding preferred shares are non-voting, except under special circumstances when the holders are entitled to one vote per share.

Entitlement to Dividends

Holders of Series AF, Series AG and Series AI shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE Inc.’s articles of amalgamation, as amended.
     Holders of Series AE and Series AH are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE Inc.’s articles of amalgamation, as amended.
     If Series AJ shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.

Conversion Features

Subsequent to the plan of arrangement whereby the Bell Canada preferred shares were exchanged for BCE Inc. preferred shares, all of the issued and outstanding preferred shares at March 31, 2007 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE Inc.’s articles of amalgamation, as amended.

41 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 8. Share Capital (continued)

Redemption Features

Subsequent to the plan of arrangement whereby the Bell Canada preferred shares were exchanged for BCE Inc. preferred shares, BCE Inc. may redeem each of Series AF, AG and AI shares on the applicable redemption date and every five years after that date.
    BCE Inc. may redeem Series AE, and AH shares at any time at $25.50 per share.
     If Series AJ shares are issued, BCE Inc. may redeem them at any time at $25.50 per share.

Normal Course Issuer Bid (NCIB)

On December 12, 2006, BCE Inc. announced its plan to renew its share repurchase program for an additional 12-month period to repurchase up to 5% of its outstanding common shares through a NCIB for which BCE Inc. obtained approval from the Toronto Stock Exchange (TSX) on February 6, 2007. As at March 31, 2007, BCE Inc. had repurchased a total of 7.4 million common shares, representing approximately 18% of the total common shares targeted for repurchase, for a total cash outlay of $227 million.
     Of the shares repurchased, 7.3 million shares were cancelled for a total cost of $223 million. Of the total cost, $121 million represents stated capital and reduced the total value of common shares and $9 million reduced the contributed surplus attributable to these common shares. The remaining $93 million was charged to the deficit.
     The remaining 0.1 million common shares which had been repurchased for a total of $4 million have been recorded as treasury stock as they had not been cancelled as at March 31, 2007.
     At March 31, 2007, BCE Inc. had 800.9 million common shares issued and outstanding.

Note 9. Stock-Based Compensation Plans

RESTRICTED SHARE UNITS (RSUs)

NUMBER OF
RSUs

Outstanding, January 1, 2007	2,985,035
Granted	56,465
Dividends credited	33,006
Payments	–
Forfeited	(77,233)

Outstanding, March 31, 2007	2,997,273

For the three months ended March 31, 2007 and March 31, 2006, we recorded compensation expense for RSUs of $17 million and $11 million, respectively.

STOCK OPTIONS

		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF SHARES	PRICE

Outstanding, January 1, 2007	24,241,848	$33
Granted	5,739,106	$31
Exercised	(552,461)	$27
Expired/forfeited	(6,426,521)	$31

Outstanding, March 31, 2007	23,001,972	$33

Exercisable, March 31, 2007	16,131,394	$34

For options granted before January 1, 2004, the right to exercise options generally vests or accrues at 25% a year for four years of continuous employment from the date of grant, unless a special vesting period applies. Options become exercisable when they vest and can generally be exercised for a period of up to 10 years from the date of grant.

42 BCE INC. 2007 QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 9. Stock-Based Compensation Plans (continued)

For most options granted from January 1, 2004 until December 31, 2006, the right to exercise options vested after two and three years of continuous employment from the date of grant and if a specific company-wide performance target was met. Options were exercisable when they vested and for a period up to six years from the date of grant. On March 7, 2007, it was determined that the target was not met and all of these stock options were forfeited.
     For most options granted as of March 2007, the right to exercise options generally vests or accrues at 25% a year for four years of continuous employment from the date of grant, unless a special vesting period applies. Options become exercisable when they vest and can generally be exercised for a period of up to 6 years from the date of grant.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The following table shows the assumptions used to determine the stock option expense using the Black-Scholes option pricing model.

FOR THE THREE MONTHS ENDED MARCH 31	2007	2006

Compensation expense ($ millions)	3	3
Number of stock options granted	5,739,106	132,200
Weighted average fair value per option granted ($)	4	2
Weighted average assumptions:
Dividend yield	4.5%	4.3%
Expected volatility	20%	17%
Risk-free interest rate	4.0%	4.0%
Expected life (years)	4.5	3.5

Note 10. Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in the balance of each classification within accumulated other comprehensive income (loss).

	AVAILABLE-	DERIVATIVES		ACCUMULATED
	FOR-SALE	DESIGNATED	CURRENCY	OTHER
	FINANCIAL	AS CASH FLOW	TRANSLATION	COMPREHENSIVE
	ASSETS	HEDGES	ADJUSTMENT	INCOME (LOSS)

Restatement of previously recognized CTA upon adoption of new financial instruments accounting standards on January 1, 2007	–	–	(2)	(2)

Adjustments to opening balance in accumulated other comprehensive income (loss) upon adoption of new financial instruments accounting standards on January 1, 2007	25	(20)	–	5

Balance in accumulated other comprehensive income (loss) at January 1, 2007	25	(20)	(2)	3

Details of other comprehensive income

Unrealized gains	339	1	2	342
Reclassification adjustment included in earnings	–	1	–	1
Income taxes	(64)	–	–	(64)

Other comprehensive income	275	2	2	279

Balance in accumulated other comprehensive income (loss) at March 31, 2007	300	(18)	–	282

43 BCE INC. 2007 QUARTERLY REPORT

BCE Inc.	For further information concerning the Dividend
1000, rue De La Gauchetière Ouest	Reinvestment and Stock Purchase Plan (DRP),
Bureau 3700	direct deposit of dividend payments, the
Montréal (Québec)	elimination of multiple mailings or the receipt
H3B 4Y7	of quarterly reports, please contact:
www.bce.ca
Computershare Trust
Communications	Company of Canada
e-mail: bcecomms@bce.ca	100 University Avenue,
tel: 1 888 932-6666	9th Floor,
fax: (514) 870-4385	Toronto, Ontario
M5J 2Y1
This document has been filed by BCE Inc.	tel: (514) 982-7555
with Canadian securities commissions and	or 1 800 561-0934
the U.S. Securities and Exchange Commission.	fax: (416) 263-9394
It can be found on BCE Inc.’s website at	or 1 888 453-0330
www.bce.ca, on SEDAR at www.sedar.com	e-mail: bce@computershare.com
and on EDGAR at www.sec.gov
or is available upon request from:	PRINTED IN CANADA
07-05 BCE-1E
Investor Relations
e-mail: investor.relations@bce.ca
tel: 1 800 339-6353
fax: (514) 786-3970
For additional copies of these
statements, please call
1 888 932-6666.

Pour obtenir un exemplaire
de la version française de ce document,
composez le 1 888 932-6666.